                [LETTERHEAD OF RHOADS & SINON LLP APPEARS HERE]


                                April 24, 1998

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington, DC  20549



VIA EDGAR
---------

                     Re: Community Independent Bank, Inc.
                          Amendment of Form 10-SB

Ladies and Gentlemen:

        On behalf of Community Independent Bank, Inc. (the "Company"), we file herewith the Company's Form 10-SB/A and Supplemental Response of the Company's accountants, Beard & Company, Inc., in response to the Commission's Comment Letter dated April 13, 1998.

        If you have any comments or questions regarding this filing, please do not hesitate to contact the undersigned or Carl Lundblad of this office at
(717) 233-5731.

                                                     Very truly yours,

                                                     RHOADS & SINON LLP

                                                     By: /s/ Charles J. Ferry
                                                         Charles J. Ferry

Enclosure

cc: Arlan J. Werst, w/encl.
    Terry Lehman, CPA, w/encl.

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB/A

                 General Form for Registration of Securities of
                             Small Business Issuers
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                        Community Independent Bank, Inc.
                 (Name of Small Business Issuer in its Charter)

             Pennsylvania                                23-2357593
     -------------------------------           ------------------------------
     (State or other jurisdiction                     (I.R.S. Employer
     of incorporation or organization)               Identification No.)

          201 North Main Street
         Bernville, Pennsylvania                           19506
 (Address of principal executive offices)                (zip code)


Issuer's telephone number: 610-488-1200

Securities to be registered under Section 12(b) of the Act:

          Title of each class                   Name of each exchange on which
          to be so registered                   each class is to be registered

                 None.                                        None.

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $5.00 par value
                                (Title of class)

                                     INDEX
                                     -----

         Description                                                        Page
         -----------                                                        ----

PART I.

Item 1.  Description of Business                                               1

Item 2.  Management's Discussion and Analysis of Financial Condition and
          Results of Operations                                                8

Item 3.  Description of Property                                              20

Item 4.  Security Ownership of Certain Beneficial Owners and Management       20

Item 5.  Directors, Executive Officers, Promoters, and Control Persons        21

Item 6.  Executive Compensation                                               23

Item 7.  Certain Relationships and Related Transactions                       29

Item 8.  Description of Securities                                            29


PART II.

Item 1.  Market Price of and Dividends on the Registrant's Common Equity
          and Other Shareholder Matters                                       34

Item 2.  Legal Proceedings                                                    36

Item 3.  Changes in and Disagreements with Accountants                        36

Item 4.  Recent Sales of Unregistered Securities                              36

Item 5.  Indemnification of Directors and Officers                            36


PART F/S                                                                      38


PART III.

Item 1.  Index to Exhibits                                                    62

                                     PART I
                                     ------

ITEM 1    DESCRIPTION OF BUSINESS

          Community Independent Bank, Inc. (the "Company") is a Pennsylvania business corporation which is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "Holding Company Act"). The Company was incorporated on December 31, 1984 for the purpose of acquiring Bernville Bank, N.A. (the "Bank") and thereby enabling the Bank to operate within a bank holding company structure. The Company became an active bank holding company on December 31, 1984 when it acquired the Bank. The Bank is a wholly-owned subsidiary of the Company.

          The Company's principal activities consist of owning and supervising the Bank, which engages in a full service commercial and consumer banking business. The Company, through the Bank, derives substantially all of its income from the furnishing of banking and banking related services.

          The Company is a legal entity separate and distinct from the Bank. The rights of the Company, and thus the rights of the Company's creditors and shareholders, to participate in the distributions and earnings of the Bank, are necessarily subject to the prior claims of creditors of the Bank, except to the extent that claims of the Company itself as a creditor may be recognized. Such claims on the Bank by creditors other than the Company include obligations in respect of federal funds purchased and certain other borrowings, as well as deposit liabilities.

          The Company directs the policies and coordinates the financial resources of the Bank. The Company provides and performs various technical and advisory services for the Bank, coordinates the Bank's general policies and activities, and participates in the Bank's major business decisions.

          As of December 31, 1997, the Company, on a consolidated basis, had total assets of approximately $83.4 million, total deposits of approximately $70.7 million, and total stockholders' equity of approximately $6.9 million.

Bernville Bank, N.A.

          The Bank was incorporated in 1907 under the laws of the United States of America as a national bank under the name "The First National Bank of Bernville." In 1971, the bank charter was changed to a state charter under the name "Bernville Bank." In 1983, the charter was again changed to a national banking association under the current name. The Bank is a member of the Federal Reserve System.

          As of December 31, 1997, the Bank (exclusive of holding company assets and liabilities) had total assets of approximately $83.4 million, total deposits of approximately $70.7 million and total stockholders' equity of approximately $6.6 million. Its deposits are insured by the Bank Insurance Fund ("BIF") maintained by the Federal Deposit Insurance Corporation (the "FDIC") to the maximum extent permitted by law.

          The Bank engages in a full service commercial and consumer banking business. The Bank, with its main office at 201 North Main Street, Bernville, Pennsylvania, also provides services to its customers through three full service branch banks which includes drive-in facilities, and one loan service center. The Bank's main office, three full service branch offices and loan service center are all located in Berks County, Pennsylvania.

          The Bank's services include accepting time, demand and saving deposits, including NOW accounts, regular savings accounts, money market certificates, fixed rate certificates of deposit and club accounts. Its services also include making secured and unsecured commercial and consumer loans, making construction and mortgage loans and the renting of safe deposit facilities. Additional services include making residential mortgage loans, small business loans and student loans. The Bank's business loans include seasonal credit, collateral loans and term loans. The Bank is not authorized to exercise trust powers

          In 1997 the Bank began to offer a check card to its customers, and also instituted "Xpress Phone Banking" which offers customers 24-hour access to their accounts.

          No material amount of deposits is obtained from a single depositor or group of depositors (including Federal, state and local governments). The Bank has not experienced any significant seasonal fluctuations in the amount of its deposits.

          Both fixed and adjustable rate residential mortgage loans are offered. Fixed rate loans for residential mortgages have terms up to 30 years. Fixed rate residential mortgage loans ranging from 20 to 30 years are generally sold in the secondary market. Adjustable rate loans are held in portfolio. The current residential mortgage portfolio is comprised of substantially all fixed rate loans.


          Home Equity loans are originated as fixed rate loans with terms generally between 3 to 5 years, and occasionally up to 10 years. Variable rate home equity loans are also offered and represent approximately only 2% of the portfolio.


          Commercial loans are offered as either variable rate loans for the life of the loan or have a fixed term for 3 to 5 years and then vary according to an index. Fixed rate loans currently represent 90% of the commercial portfolio and variable rate loans represent 10% of the portfolio.


          Consumer loans are primarily fixed rates and represent 95% of the consumer loan portfolio. Lines of credit are offered as adjustable rates and represent 5% of the portfolio.

          The Bank requires private mortgage insurance for all residential loans in excess of 80% of the appraised value. For other types of loans, the Bank's general policy is not to lend above 80% of the collateral value.

          No significant portion of the Bank's loans are concentrated within any one business industry.

          The Bank has no deposits or loans directly with foreign entities, and has a minimal amount of deposits made by persons working in foreign countries. The Bank's assets are not invested in foreign securities, Eurodollars or foreign loans.

Market Area and Competition

          The Bank's primary service area is the northwestern portion of Berks County, Pennsylvania. By all indications, Berks County has experienced and will continue to experience good economic growth. There are over 7,600 employers in Berks County with a workforce of approximately 167,000. Over 40% of Berks County land is dedicated to farming, while approximately 28% of all Berks County jobs are in manufacturing (compared with approximately 16% for the entire U.S.). Prominent manufacturing employers in Berks County include East Penn Manufacturing Co. Inc., Carpenter Technology Corporation, AT&T Microelectronics, Dana Corporation, and Arrow International. Per Capita Income in 1994 was
$23,008 and $24,139 in 1995. Consistent with the trend of continuing economic growth, unemployment in Berks County has remained low during the recent past -- 3.3% in December 1996 and 3.2% in December 1997. Additionally, Berks County continues to experience moderate population growth as the Philadelphia metropolitan area grows north and west. For example, in 1990 the population was 336,523, and grew in 1992 to 343,135, and to 349,583 in 1995.

          The Bank competes with local commercial banks as well as other commercial banks with branches in the Bank's market area. All phases of the Bank's Business are highly competitive. The Bank considers its major competition to be CoreStates Bank, headquartered in Philadelphia, Pennsylvania and Bank of Pennsylvania, headquartered in Harrisburg, Pennsylvania.

          The Bank, along with other commercial banks, competes with respect to its lending activities as well as in attracting demand deposits, with savings banks, savings and loan associations, insurance companies, regulated small loan companies and credit unions. Most of these competitors have substantially greater financial resources than the Company including a larger capital base which allows them to attract customers seeking larger loans than the Bank is able to make.

          The Bank is generally competitive with all competing financial institutions in its service areas with respect to interest rates paid on time and savings deposits, service charges on deposit accounts and interest rates charged on loans.

Supervision and Regulation

          The Company is subject to regulation by the Pennsylvania Department of Banking and the Federal Reserve Board. The deposits of the Bank are insured by the FDIC and the Bank is a member of the Bank Insurance Fund which is administered by the FDIC. The Bank is subject to regulation by the Pennsylvania Department of Banking and the FDIC, but, as a national bank, is regulated and examined by the Office of the Comptroller of the Currency.

          The Company is required to file with the Federal Reserve Board an annual report and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Federal Reserve Board may also make examinations of the Company. The BHC Act requires each bank holding company to obtain the approval of the Federal Reserve Board before it may acquire substantially all the assets of any bank, or before it may acquire ownership or control of any voting shares of any bank if, after such acquisition, it would own or control, directly or indirectly, more than five percent of the voting shares of such bank.

          Pursuant to provisions of the BHC Act and regulations promulgated by the Federal Reserve Board thereunder, the Company may only engage in or own companies that engage in activities deemed by the Federal Reserve Board to be so closely related to the business of banking or managing or controlling banks as to be a proper incident thereto, and the Company must gain permission from the Federal Reserve Board prior to engaging in most new business activities.

          A bank holding company and its subsidiaries are subject to certain restrictions imposed by the BHC Act on any extensions of credit to the bank or any of its subsidiaries, investments in the stock or securities thereof, and on the taking of such stock or securities as collateral for loans to any borrower. A bank holding company and its subsidiaries are also prevented from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

Source of Strength Doctrine

          Under Federal Reserve Board regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Board's policy that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board regulations or both. This doctrine is commonly known as the "source of strength" doctrine.

Dividends

          Dividends are paid by the Company from its assets, which are mainly provided by dividends from the Bank. However, certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances. The approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds the Bank's net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. Under this restriction, the Bank, without prior regulatory approval, can declare dividends to the Corporation totaling $920,000, plus an additional amount equal to the Bank's net profit for 1998, up to the date of any such dividend declaration.

Capital Adequacy

          The Federal banking regulators have adopted risk-based capital guidelines for bank holding companies, such as the Company. Currently, the required minimum ratio of total capital to risk-weighted assets (including off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be Tier 1 capital, consisting principally of common shareholders' equity, noncumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill. The remainder (Tier 2 capital) may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, perpetual preferred stock and a limited amount of the general loan loss allowance.

          In addition to the risk-based capital guidelines, the Federal banking regulators established minimum leverage ratio (Tier 1 capital to total assets) guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of 3% for those bank holding companies which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are required to maintain a leverage ratio of at least 1% to 2% above the 3% stated minimum. The Company and the Bank exceed all applicable capital requirements.

FDICIA

          In 1991, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") was signed into law. FDICIA established five different levels of capitalization of financial institutions, with "prompt corrective actions" and significant operational restrictions imposed on institutions that are capital deficient under the categories. The five categories are: Well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

          To be considered well capitalized, an institution must have a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6%, a leverage capital ratio of 5%, and must not be subject to any order or directive requiring the institution to improve its capital level. An institution falls within the adequately capitalized category if it has a total risk-based capital ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 4%, and a leverage capital ratio of at least 4%. Institutions with lower capital levels are deemed to be undercapitalized, significantly undercapitalized or critically undercapitalized, depending on their actual capital levels. In addition, the appropriate federal regulatory agency may downgrade an institution to the next lower capital category upon a determination that the institution is in an unsafe or unsound condition, or is engaged in an unsafe or unsound practice. Institutions are required under FDICIA to closely monitor their capital levels and to notify their appropriate regulatory agency of any basis for a change in capital category. On December 31, 1997, the Company and the Bank exceeded the minimum capital levels of the well capitalized category.

          Regulatory oversight of an institution becomes more stringent with each lower capital category, with certain "prompt corrective actions" imposed depending on the level of capital deficiency.

Other Provisions of FDICIA

          Each depository institution must submit audited financial statements to its primary regulator and the FDIC, which reports are made publicly available. In addition, the audit committee of each depository institution must consist of outside directors and the audit committee at "large institutions" (as defined by FDIC regulation) must include members with banking or financial management expertise. The audit committee at "large institutions" must also have access to independent outside counsel. In addition, an institution must notify the FDIC and the institution's primary regulator of any change in the institution's independent auditor, and annual management letters must be provided to the FDIC and the depository institution's primary regulator. The regulations define a "large institution" as one with over $500 million in assets, which does not include the Bank. Also, under the rule, an institution's independent auditor must examine the institution's internal controls over financial reporting.

          Under FDICIA, each federal banking agency must prescribe certain safety and soundness standards for depository institutions and their holding companies. Three types of standards must be prescribed: Asset quality and earnings, operational and managerial, and compensation. Such standards would include a ratio of classified assets to capital, minimum earnings, and, to the extent feasible, a minimum ratio of market value to book value for publicly traded securities of such institutions and holding companies. Operational and managerial standards must relate to: (i) internal controls, information systems and internal audit systems, (ii) loan documentation, (iii) credit underwriting,
(iv) interest rate exposure, (v) asset growth, and (vi) compensation, fees and benefits. In November, 1993, the federal banking agencies released proposed rules setting forth some of the required safety and soundness standards. Under such proposed rules, if the primary federal regulator determines that any standard has not been met, the regulator can require the institution to submit a compliance plan that describes the steps the institution will take to eradicate the deficiency. Failure to adopt or implement a compliance plan could lead to further sanctions by the responsible regulator. Pursuant to the Riegle Community Development and Regulatory Improvement Act of 1994, federal banking agencies have been given the discretion to adopt safety and soundness guidelines rather than regulations.

          Provisions of FDICIA relax certain requirements for mergers and acquisitions among financial institutions, including authorization of mergers of insured institutions that are not members of the same insurance fund, and provide specific authorization for a federally chartered savings association or national bank to be acquired by an insured depository institution.

          Under FDICIA, all depository institutions must provide 90 days notice to their primary federal regulator of branch closings, and penalties are imposed for false reports by financial institutions. Depository institutions with assets in excess of $250 million must be examined on-site annually by their primary federal or state regulator or the FDIC.

          FDICIA also sets forth Truth in Savings disclosure and advertising requirements applicable to all depository institutions.

FDIC Insurance Assessments

          The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") created two deposit insurance funds to be administered by the
FDIC:  The Savings Association Insurance Fund (SAIF) and the Bank Insurance Fund
(BIF). The Bank's deposits are insured under BIF. The FDIC has implemented a risk-related premium schedule for all insured depository institutions that results in the assessment of premiums based on capital and supervisory measures.

          Under the risk-related premium schedule, the FDIC assigns, on a semiannual basis, each institution to one of three capital groups (well capitalized, adequately capitalized or undercapitalized) and further assigns such institution to one of three subgroups within a capital group. The institution's subgroup assignment is based upon the FDIC's judgment of the institution's strength in light of supervisory evaluations, including examination reports, statistical analyses and other information relevant to gauging the risk posed by the institution. Only institutions with a total capital to risk-adjusted assets ratio of 10.00% or greater, a Tier 1 capital to risk-adjusted assets ratio of 6.0% or greater and a Tier 1 leverage ratio of 5.0% or greater are assigned to the well-capitalized group. Prior to BIF being fully funded during 1995, the Bank was subject to FDIC deposit insurance assessments at the rate of 23 cents for every $100 of deposits.

          In the second quarter of 1995, the BIF reached its statutory reserve ratio requirement. Consequently, the FDIC significantly reduced the assessment rates applicable to BIF members and refunded to BIF members that portion of the assessment for the second and third quarters of 1995 which represented an overpayment once the BIF had achieved full funding in accordance with the statutory reserve ratio requirement. The Bank received a refund from the FDIC in September, 1995 in the amount of $30,176, which amount also includes interest on the refund from June 30 to September 15, 1995. In the case of the Bank, for the second half of 1995, it was assessed at the rate of $.0575 for every $100 of deposits. During 1996 and 1997, the Bank was assessed a flat charge of $500 per quarter by the FDIC in lieu of any deposit based assessment. At the same time, because the SAIF had not reached full funding under its statutory reserve ratio requirement, the FDIC continued the SAIF assessment rate for thrift institutions in even the lowest risk-based category at $.23 for every $100 of deposits.

SAIF Recapitalization Plan

          On September 30, 1996, Congress enacted a SAIF Recapitalization Plan and a plan for banks insured by the fully capitalized BIF to share the burden of repaying outstanding Finance Corporation (FICO) bonds issued to fund SAIF's predecessor (the "FSLIC") in the late 1980s. The legislation enacted by Congress containing the Recapitalization Plan is entitled the Deposit Insurance Funds Act of 1996.

          Under the Recapitalization Plan, SAIF insured institutions were required to pay a one time special assessment in the fourth quarter of 1996 equivalent to 65.7 cents for every $100 of insured deposits as of March 31, 1995. The one time special assessment on SAIF insured deposits is intended to result in a major decrease in annual insurance premiums paid by SAIF insured institutions. At the end of 1996, SAIF insured institutions generally paid 23 cents for each $100 of deposit insurance coverage while BIF insured banks insured by the fully capitalized BIF paid virtually zero assessments.

          As part of the legislation, a new formula was adopted whereby BIF insured institutions, such as the Bank, would be required to share in the burden of repayment of the FICO bonds issued to finance the FSLIC in the 1980s. Commencing in calendar year 1997, the only deposit insurance cost for most well-capitalized, well-managed BIF insured and SAIF insured institutions will be FICO bond payments. For years 1997 through 1999, SAIF insured institutions will pay approximately 6.5 cents per $100 in deposits toward the FICO bond payments while BIF insured institutions will pay approximately 1.3 cents per $100 in deposits. During 1997, the Bank paid $7,879 to the FDIC based on average deposits of approximately $64.6 million. From the year 2000 to 2017, both SAIF insured institutions and BIF insured institutions will pay approximately 2.43 cents per $100 in deposits toward retirement of the FICO obligations.

          The legislation also contains certain restrictions on the ability of SAIF insured institutions to transfer deposits to BIF insured affiliates and a requirement that Congress must eliminate the thrift charter before merging SAIF into BIF. Finally, the legislation also contained a prohibition against the FDIC assessing any deposit insurance premiums against well-managed, well-capitalized banks when BIF reserves are at or above the statutory reserve requirement of 1.25% of total insured deposits.

Interstate Banking

          Prior to the passage of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act") in September 1994, interstate acquisitions were prohibited under the terms of the Douglas Amendment to the BHC Act unless the acquisition was specifically authorized by a reciprocal interstate banking statute, such as the statute adopted in Pennsylvania in 1990. Similarly, interstate branching was prohibited for national banks and state-chartered member banks by the McFadden Act, although some states, not including Pennsylvania, had passed laws permitting limited interstate branching by non-Federal Reserve member state banks. The Riegle-Neal Act permits an adequately capitalized, adequately managed bank holding company to acquire a bank in another state as of September 29, 1994, whether or not the state permits the acquisition, subject to certain deposit concentration caps and the Federal Reserve Board's approval. A state may not impose discriminatory requirements on acquisitions by out-of-state holding companies. In addition, beginning on June 1, 1997, under the Riegle-Neal Act, a bank can expand interstate by merging with a bank in another state and also may consolidate the acquired bank into new branch offices of the acquiring bank, unless the other state affirmatively opts out of the legislation before that date. A state may also opt into the legislation earlier than June 1, 1997 if it wishes to do so. The Riegle-Neal Act also permits de novo interstate branching as of June 1, 1997 but only if a state affirmatively opts in by appropriate legislation. Once a state opts in to interstate branching, it may not opt out at a later date. The Riegle-Neal Act also allows foreign banks to branch by merger or de novo branch to the same extent as banks from the foreign bank's home state. The Riegle-Neal Act also subjects foreign banks to some additional requirements, including extending obligations under the Community Reinvestment Act to certain foreign bank acquisitions and regulating the types of activities off-shore branches of foreign banks may conduct. The Pennsylvania Legislature amended the Pennsylvania Banking Code of 1965 in July, 1995, to opt in to all of the provisions of the Riegle-Neal Act, including interstate bank mergers and de novo interstate branching.


Legislative Developments

          In 1996, automatic teller machine (ATM) networks began allowing bank members to levy surcharge fees on ATM transactions by non-customers. Legislative proposals were introduced in Congress and discussed by members of the Pennsylvania legislature that would have required disclosure of the surcharge fee at the terminal or would have prohibited assessment of the fees. These legislative proposals were not adopted. Consumer interest groups, however, continue to oppose surcharge fees and it is possible that Congress and the Pennsylvania legislature again could consider such legislation in 1998. The Bank did charge such service fees in 1997. Thus, enactment of such legislation could adversely affect the Bank's ability to continue this policy.

Employees

          As of December 31, 1997, the Bank had a total of 39 full-time and 14 part-time employees. The Bank provides a variety of employment benefits and considers its relationship with its employees to be good.


ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The purpose of this discussion is to focus on information about the Company's financial condition and results of operations which is not otherwise apparent from the financial statements. Reference should be made to those statements and the selected financial data presented elsewhere for an understanding of the following discussion and analysis.

                             Results of Operations
                             ---------------------

          The Company recorded net income of $587,000 ($1.68 per share) for 1997 compared to $618,000 ($1.99 per share) in 1996. Return on average assets was
 .80% for 1997 and .95% for 1996. The decrease in net income of $31,000 in 1997 was primarily caused by an increase in other expenses of $435,000 which was offset by an increase in other income of $45,000 and an increase in net interest income of $338,000 from 1996 to 1997. A more detailed explanation for each contribution to the change in net income from 1996 to 1997 is included in the remainder of this analysis.


Net Interest Income

          Net interest income is the primary source of operating income for the Company. Net interest income is the difference between interest earned on loans and securities and interest paid on deposits and other funding sources. The factors that influence net interest income include changes in interest rates and changes in the volume and mix of assets and liability balances.

          Net interest income increased $338,000, or 13% in 1997 compared to 1996. Table 1 analyzes the factors contributing to the increase in net interest income in 1997. The average balances, interest income and expense, and the average rates earned and paid for assets and liabilities are found in Table 2.

          During 1997, the average yield on earning assets increased .06% while the average cost of funds decreased .01%. An increase of $6,687,000 or 13.33% in average loan volume during 1997 resulted in additional loan interest income of $590,000. However the reduced rates resulted in a decrease in the yield earned on average loans in 1997 to 8.81% compared to 8.83% in 1996.

          The Bank's securities' portfolio in 1997 grew by $1,071,000 or 11.75% compared to 1996. Interest income increased $72,000 or 15.06% in 1997 compared to 1996 primarily due to the increased portfolio.

          Average interest bearing demand deposits, savings deposits and certificates of deposit increased by $4,257,000 or 8.00% in 1997 compared to 1996. The increase in interest expense on these deposits of $155,000 or 6.49% was primarily a result of the increase in deposits during 1997.

          Likewise, the Company increased its reliance on short-term borrowings and long-term debt as a source of funds in 1997. Average short-term borrowings increased $722,000 resulting in additional interest expense of $32,000 while the rate paid on these borrowings increased interest expense by $12,000. Long term debt averaged $1,164,000 in 1997 compared to $-0- in 1996 resulting in interest expense of $70,000.

Table 1  - Volume/Rate Analysis

                                                                          1997 vs.1996
                                                                       Increase (Decrease)
                                                                        Due to Changes in
   (in thousands)                                                 VOLUME        RATE         TOTAL
                                                                ------------  ---------   ---------
Interest income:
         Interest bearing deposits with other banks                 $ (45)         $ 1       $ (44)
         Securities:
            Taxable                                                    80           12          92
            Tax-exempt                                                (18)          (2)        (20)
         Federal funds sold                                            (3)           0          (3)
         Loans                                                        590           (8)        582
                                                                ---------     --------    --------
            Total                                                     604            3         607
                                                                ---------     --------    --------
Interest expense:
         Interest bearing demand deposits                             135           31         166
         Savings deposits                                               3            0           3
         Time deposits                                                (10)          (4)        (14)
         Short-term borrowings                                         32           12          44
         Long-term debt                                                70            0          70
                                                                ---------     --------    --------
            Total                                                     230           39         269
                                                                ---------     --------    --------
Net interest income                                                 $ 374        $ (36)      $ 338
                                                                ==================================

Table 2 - Average Balances and Interest Rates

                                                                     1997                                  1996
                                                ---------------------------------------  --------------------------------------
                                                                  Interest                              Interest
                                                    Average        Income       Average     Average      Income      Average
(in thousands)                                      Balance       (Expense)      Rate       Balance    (Expense)       Rate
                                                    -------       ---------      ----       -------    ---------       ----
Assets

Earning assets:

  Interest bearing deposits with other banks                $619        $33        5.33%      $1,467          $77         5.25%
  Taxable securities                                       8,512        475        5.58        7,042          383         5.44
  Tax-exempt securities                                    1,675         75        4.48        2,074           95         4.58
  Federal funds sold                                          37          2        5.41          105            5         4.76
  Loans, net of reserves                                  56,862      5,010        8.81       50,175        4,428         8.83
                                                     ----------- ----------              -----------   ----------

     Total interest earning assets                        67,705      5,595        8.26       60,863        4,988         8.20

  Other assets                                             5,803                               4,837
                                                     -----------                         -----------
     Total assets                                        $73,508                             $65,700
                                                    ============                        ============

Liabilities and Stockholders' Equity

Interest bearing deposits:
  Demand deposits                                        $14,604        490        3.36%     $10,303          324         3.14%
  Savings deposits                                        10,113        250        2.47        9,975          247         2.48
  Time deposits                                           32,743      1,802        5.50       32,925        1,816         5.52
                                                          ------      -----                   ------        -----
    Total interest bearing deposits                       57,460      2,542        4.42       53,203        2,387         4.49

Short-term borrowings                                        882         51        5.78          160            7         4.38
Long-term debt                                             1,164         70        6.01            0            0         -
                                                     ----------------------              ------------------------

     Total interest bearing liabilities                   59,506      2,663        4.48       53,363        2,394         4.49
                                                                 ----------------------              -------------------------

Non-interest bearing demand deposits                       7,150                               6,831
Other liabilities                                            452                                 394
Stockholders' equity                                       6,400                               5,112
                                                     -----------                         -----------

     Total liabilities and stockholders' equity          $73,508                             $65,700
                                                    ============                        ============


Interest rate spread                                                               3.78%                                  3.71%
                                                                            ===========                             ==========


Net interest income/margin                                           $2,932        4.33%                   $2,594         4.26%
                                                                 ======================              =========================




For purposes of computing average loan balances, nonaccruing loans are included in the daily average loan balance. Yields on tax exempt securities are not presented on a tax equivalent basis.


Other Income

          Other income increased by $45,000 or 12% from 1996 to 1997. The increase which occurred in 1997 is summarized as follows. Service charges on deposit accounts increased $43,000 or 25% which directly correlated with the implementation of convenience fees on ATMs and an increase in customer accounts. The increase in other income of

$55,000 or 46% is due to an increase in earnings on life insurance policies. Gains on loan sales decreased $52,000 or 54% as a result of reduced loan sales in 1997.

Other Expenses

          Other expenses increased $435,000 or 21% in 1997 to $2,489,000 compared to $2,054,000 in 1996. Salaries and benefits totaled $1,262,000 in 1997, an increase of $291,000 or 30% from 1996. Occupancy expense totaled $194,000 in 1997, an increase of $14,000 or 7.78% compared to $180,000 in 1996.
Equipment and furniture expenses increased $40,000 or 20.41% in 1997 to $236,000 compared to $196,000 in 1996. The increase in salaries and benefits was due to new personnel hired to staff the loan center which opened in February 1997 and the new branch which opened in November 1997. The new facilities also attributed to the increase in occupancy and equipment expenses from 1996 to 1997. Marketing expenses totaled $134,000 in 1997, an increase of $44,000 or 48.89% from 1996 due to the promotion of the new office.

          Other operating expenses increased to $662,000 in 1997 compared to $616,000 in 1996. The increase of $46,000 or 7.47% was primarily the result of an increase in real estate owned expenses of $16,000 in 1997, and an increase in stationary supplies and communication lines of $22,000 for the new offices.
With the implementation of ATM service charges, the bank did not receive a favorable interchange fee which resulted in ATM expenses increasing by $8,000 in 1997.

                              Financial Condition
                              -------------------

          The Bank's financial condition can be evaluated in terms of trends in its sources and uses of funds. Table 3 illustrates how the Bank has managed its sources and uses of funds which are directly affected by outside economic factors, such as interest rate fluctuations.

Table 3 - Sources and Uses of Funds



                                             1997          Increase (Decrease)     1996
                                            Average     ------------------------  Average
(in thousands)                              Balance      Amount             %     Balance
                                           ----------------------------------------------

Funding uses:

      Loans:
       Commercial                           $ 13,659    $  2,783          25.59% $ 10,876
       Mortgage                               39,236       3,502           9.80    35,734
       Consumer                                4,480         391           9.56     4,089
                                            --------------------                 --------
                                              57,375       6,676          13.17    50,699

       Less:Allowance for loan losses           (513)         11          (2.10)     (524)
                                            --------------------                 --------
                                              56,862       6,687          13.33    50,175

     Interest bearing deposits with banks        619        (848)        (57.81)    1,467
     Securities:
       Taxable                                 8,512       1,470          20.87     7,042
       Tax-exempt                              1,675        (399)        (19.24)    2,074
                                            --------------------                 --------
                                              10,187       1,071          11.75     9,116

     Federal funds sold                           37         (68)        (64.76)      105
                                            --------------------                 --------


Total interest earning assets                 67,705       6,842          11.24    60,863
   Other assets                                5,803         966          19.97     4,837
                                            --------------------                 --------

                 Total uses                 $ 73,508    $  7,808          11.88  $ 65,700
                                            ====================                 ========


Funding sources:
   Deposits:
       Demand                               $  7,150    $    319           4.67  $  6,831
       Interest bearing demand                14,604       4,301          41.75    10,303
       Savings                                10,113         138           1.38     9,975
       Time under $100,000                    29,295        (593)         (1.98)   29,888
                                            --------------------                 --------

       Total core deposits                    61,162       4,165           7.31    56,997
       Time over $100,000                      3,448         411          13.53     3,037
                                            --------------------                 --------

       Total deposits                         64,610       4,576           7.62    60,034
  Funds borrowed
       Short-term                                882         722         451.25       160
       Long-term                               1,164       1,164             --        --
                                            --------------------                 --------
         Total funds borrowed                  2,046       1,886       1,178.75       160
                                            --------    --------       --------  --------

Total deposits and funds borrowed             66,656       6,462          10.74    60,194

   Other liabilities                             452          58          14.72       394
   Stockholders' equity                        6,400       1,288          25.20     5,112
                                            --------------------                 --------

              Total sources                 $ 73,508    $  7,808          11.88  $ 65,700
                                            ====================                 ========

Loans Receivable

          Average loans receivable, net of loan reserves, increased $6,687,000 or 13.33% in 1997. The increase in loans was directly attributable to increased marketing efforts, favorable economic conditions in the Company's market area, and competitive pricing. Table 4 provides an analysis of the Bank's loan distribution at the end of each of the last two years. Consumer loans include revolving credit plans, personal lines of credit, installment loans and student loans. Loans which are secured by real estate include residential and nonresidential mortgages and home equity loans to individuals.



Table 4 - Loan Portfolio

                                                             December 31,
                                                          1997          1996
                                                  ------------------------------
                                                            (In Thousands)

Commercial, financial and agricultural                   $ 9,594       $ 4,994
Consumer, net of unearned discount                         4,592         4,007
Real estate                                               50,731        43,766
All other                                                    567           470
                                                  ------------------------------

                                                        $ 65,484      $ 53,237
                                                  ==============================


Table 5 - Loan Maturities

The following table shows the maturity of loans (excluding residential mortgages of 1-4 family residences and consumer loans) outstanding at December 31, 1997.


                                                                   Due in one     Due in one     Due in over
                                                                  year or less   to five years   five years        Total
                                                                 --------------------------------------------------------
                                                                                     (In Thousands)

Commercial, financial and agricultural                                 $ 2,310         $ 5,027       $ 2,257     $ 9,594
All other                                                                   55             114           398         567
                                                                 --------------------------------------------------------

             Total Loans                                               $ 2,365         $ 5,141       $ 2,655    $ 10,161
                                                                 ========================================================


Interest rates on loans which are:
             Fixed                                                                       $ 987         $ 566
             Floating                                                                       47            36
                                                                               ------------------------------
Total loans                                                                            $ 1,034         $ 602
                                                                               ==============================

Nonperforming Loans

          Table 6 reflects the Bank's nonaccrual, past due and restructured loans for each of the past two years. A loan is generally placed on nonaccrual when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing.

Table 6 - Nonperforming Loans

                                                   December 31,
                                               1997           1996
                                       -------------------------------------
                                                  (In Thousands)

Average loans outstanding                     $ 57,375     $ 50,699
                                       =====================================

Nonaccrual loans:
Commercial                                           -          801
Real estate                                        290          152
Consumer                                             -            -
                                       -------------------------------------
     Total                                         290          953
Accruing loans past due
   90 days or more                                   6          225
Restructured loans                                   -            -
                                       -------------------------------------

         Total Nonperforming Loans               $ 296      $ 1,178
                                       =====================================

Ratio of non-performing loans
  to average loans outstanding                    0.52%        2.32%


          The decline in non-perfoming loans from December 31, 1996 to December 31, 1997 was principally due to the payment in full of one commercial loan relationship totalling approximately $801,000 which was refinanced with another financial institution.

          All of the nonaccrual loans at December 31, 1997 are secured by real estate or otherwise guaranteed as to repayment. Management has not identified any other material potential problem loans that are not included in the above table.



Table 7 - Nonaccrual and Restructured Loans - Related Information

                                                 1997           1996
                                       ---------------------------------------
                                                   (In Thousands)



Interest income that would have
   been recorded under original
   terms                                            16           34
Interest income recorded
   during the period                                 -            -
Commitments to lend
   additional funds                                  -            -




Allowance for Loan Losses

          The amount charged to operations and the related balance in the allowance for loan losses is based upon periodic evaluations of the loan portfolio by management. These evaluations consider several factors including, but not limited to, current economic conditions, loan portfolio composition, prior loan loss experience, trends in portfolio volume, and management's estimation of future potential losses. Management believes that the allowance for loan losses is adequate. Table 8 is an analysis of the allowance for loan losses for the past two years.

Table 8 - Summary of Loan Loss Experience



                                                             1997         1996
                                                    ----------------------------
                                                               (In Thousands)

Average loans outstanding                                 $ 57,375     $ 50,699
                                                    ============================

Allowance for loan losses January 1                          $ 484        $ 519

Losses charged to allowance
   Commercial                                                   12           68
   Real estate                                                   -           25
   Consumer                                                     14           16
                                                    ----------------------------

                                                                26          109
Recoveries credited to allowance
   Commercial                                                    -            -
   Real estate                                                   -            -
   Consumer                                                      4            2
                                                    ----------------------------

                                                                 4            2
                                                    ----------------------------

Net charge-offs                                                 22          107

Provision for loan losses                                       78           72
                                                    ----------------------------

Allowance for loan losses at December 31                     $ 540        $ 484
                                                    ============================

Ratio of net charge-offs to
   average loans outstanding                                  0.04%        0.21%

          The specific allocations of the allowance for loan losses are based on management's evaluation of the risks inherent in the specific portfolios for the dates indicated. Amounts in a particular category may be used to absorb losses if another category allocation proves to be inadequate. Table 9 reflects the allocations of the allowance for loan losses for each of the past two years.



Table 9 - Allocation of the Allowance for Loan Losses

                       1997                       1996
                                    % of                        % of
                      Amount        Loan         Amount         Loan
                    ----------------------------------------------------
                                           (In Thousands)

   Commercial           293         15.5%          179           10.4%
   Real estate           95         77.5%           97           82.2%
   Consumer              25          7.0%           11            7.5%
   Unallocated          127          -             197            -
                    ----------------------------------------------------

                      $ 540        100%          $ 484          100%
                    ====================================================




          Highly leveraged transactions ("HLTs") generally include loans and commitments made in connection with recapitalizations, acquisitions, and leveraged buyouts, and result in the borrower's debt-to-total assets ratio exceeding 75%. The Bank had no loans at December 31, 1997 that qualified as HLTs.

Securities

          The Company's securities' portfolio is classified as either "held to maturity" or "available for sale". Securities classified as held to maturity are carried at amortized cost and include those securities that the bank has both the intent and ability to hold to maturity. Securities classified as available for sale, which are those securities that the bank intends to hold for an indefinite amount of time, but not necessarily to maturity, are carried at fair value with the unrealized holding gains or losses, net of taxes, reported as a component of the Company's stockholders' equity on the balance sheet.

          During 1997 the Company used excess funds originated from operating activities, maturities of U.S. Treasury and municipal securities to purchase U.S. Treasury securities which increased $1,969,000 or 55.53%.

Table 10 sets for the carrying amount of securities at the dates indicated.

Table 10 - Securities Portfolio


                                                               December 31,
                                                  ------------------------------------
                                                       1997                1996
                                                  ----------------    ----------------
                                                              (In Thousands)
Held to maturity:
             U.S. Treasury Securities                      $1,001             $ 2,513
                                                  ----------------    ----------------
  Total held to maturity securities                        $1,001             $ 2,513
                                                  ================    ================

Available for sale securities (at fair value):
             U.S. Treasury securities                     $ 4,543             $ 1,033
             U.S. Government agencies                       3,486               2,967
             State and political subdivisions               1,011               2,014
             Equity securities                                484                 476
                                                  ----------------    ----------------

Total available for sale securities                       $ 9,524             $ 6,490
                                                  ================    ================

Table 11 sets forth the maturities and the weighted average yields of securities by contractual maturities at December 31, 1997. Yields on obligations of states and political subdivisions are not presented on a tax-equivalent basis.

Table 11 - Analysis of Securities


                                                                                Maturing
                                                                   After One               After Five
                                                                   But Within              But Within                 After
                                        Within One Year            Five Years               Ten Years               Ten Years
                                      Amount       Yield       Amount      Yield     Amount       Yield       Amount       Yield
                                    ----------------------------------------------------------------------------------------------
                                                                             (In Thousands)
Held to maturity
  U.S. Treasury                      $   1,001     4.73%            -         -              -
                                    ==============================================================================================

Available for sale:
  U.S. Treasury securities                  -         -     $   4,543      6.15%    $        -          -      $        -       -
  U.S. Government agencies           $     994     4.95%        2,493      5.67%             -          -               -       -
  State and political subdivisions         536     4.39%          302      4.19%           174       4.73%              -       -


                                    ----------            -----------             ------------                -----------

                                     $   1,530     4.75%    $   7,338      5.91%    $      174       4.73%     $        -       -
                                    ==========            ===========             ============                ===========

Deposits

          The Company's primary source of funds continues to be core deposit accounts which include both interest and noninterest bearing demand, savings, and time deposits under $100,000. Core deposits increased an average of $4,165,000 or 7.31% in 1997. The largest category of core deposits and the primary source of funds continues to be time deposits under $100,000. This category includes certificates of deposit, which allow customers to invest their funds at selected maturity ranges from fourteen days to ten years, individual retirement accounts, and the Bank's passbook accounts. The average balance of these funds decreased $593,000 or 1.98% in 1997.

          Interest bearing demand accounts, consisting of N.O.W. and Money Market accounts increased an average of $4,301,000 or 41.75% in 1997. The increase was a result of competitive pricing of the money market product and the opening of a new office.

Table - 12 Average Deposits and Average Rates by Major Classification


                                           1997                   1996
(in thousands)                            Amount       Rate      Amount       Rate
                                      -------------------------------------------------
Non-interest bearing demand               $ 7,150               $  6,831
Interest bearing demand                    14,604      3.36%      10,303       3.14%
Savings deposits                           10,113      2.47        9,975       2.48
Time deposits                              32,743      5.50       32,925       5.52
                                      ------------            ------------

             Total                       $ 64,610               $ 60,034
                                      ============            ============

          At December 31, 1997, time deposits outstanding in an individual amount of $100,000 or more totaled $4,785,000. The maturity of these deposits are reflected in Table 13.

Table 13 - Maturities of Time Deposits of $100,000 or More


(in thousands)                                                    1997
                                                               ----------

Three months or less                                             $ 2,219
Over three months through six months                                 308
Over six months through twelve months                                828
Over twelve months                                                 1,430
                                                               ----------

   Total                                                         $ 4,785
                                                               ==========


Short-term and Term Borrowings

          Borrowed funds are utilized when timing differences occur between the purchase of new assets and the maturity of existing assets. Management also uses borrowed funds as an asset/liability tool to match the repricing characteristics of certain earning assets, allowing for core funds to be used for additional loan volume or security purchases.

Table 14 - Borrowed Funds



(in thousands)                                   1997              1996
                                             -------------    -------------


Short-term borrowings                           $ 471,808        $ 229,900
                                             =============    =============


Federal Home Loan Bank term borrowings        $ 5,000,000              $ -
                                             =============    =============





          The Bank maintains a U.S. Treasury tax and loan note option account for the deposit of withholding taxes, corporate income taxes and certain other payments to the federal government. Deposits are subject to withdrawal and are evidenced by an open-ended interest-bearing note. Borrowings under this note option account were $471,808 at December 31, 1997 and $229,900 at December 31, 1996.

          The Bank has an arrangement with the Federal Home Loan Bank (FHLB) which allows for borrowings up to a maximum percentage of qualifying assets. At December 31, 1997 and 1996, the Bank had a maximum borrowing capacity of $30,621,000 and $26,976,000, respectively. Borrowings from the FHLB include a flexible line of credit, repurchase agreements and term borrowings.

          Term borrowings are term funds from the Federal Home Loan Bank under a note totaling $5,000,000. The term borrowings carry a fixed rate of interest of 6.02% and mature in 1999.


Capital Requirements/Ratios

          The Bank places a significant emphasis on maintaining a strong capital base. The capital resources of the Bank consist of two major components of regulatory capital, stockholders' equity and the allowance for loan losses. The Bank's capital maintained steady growth during 1997.

          Current capital guidelines issued by federal regulatory authorities require the bank to meet minimum risk-based capital ratios in an effort to make regulatory capital more responsive to the risk exposure related to a bank's on and off balance sheet items.

          Risk-based capital guidelines re-define the components of capital, categorize assets into risk classes, and include certain off-balance sheet items in the calculation of capital requirements. The components of risk-based capital are segregated as Tier I and Tier II capital. Tier I capital is composed of total stockholders' equity reduced by goodwill and other intangible assets. Tier II capital is comprised of the allowance for loan losses and any qualifying debt obligations.
Regulators also have adopted minimum requirements of 4% of Tier I capital and 8% of risk-adjusted assets in total capital.

          The Bank is also subject to leverage capital requirements. This requirement compares capital (using the definition of Tier I capital) to balance sheet assets and is intended to supplement the risk-based capital ratio in measuring capital adequacy. The guidelines set a minimum leverage ratio of 3% for institutions that are highly rated in terms of safety and soundness, and which are not experiencing or anticipating any significant growth. Other institutions are expected to maintain capital levels of at least 1% or 2% above the minimum. As of December 31, 1997 the Bank had a leverage ratio of 8.28%. The Bank's actual capital amounts are reflected in the following table.

Table 15 - Capital Ratios

                                                                                 December 31,
                                                                       -----------------------------
                                                                           1997             1996
                                                                       ------------     ------------
                                                                               (in thousands)
Tier I
   Common stockholders' equity                                            $ 6,625          $ 6,195
Tier II
   Allowable portion of allowance for loan losses                             540              484
                                                                       ------------     ------------

Risk-based capital                                                        $ 7,165          $ 6,679
                                                                       ============     ============

Risk adjusted assets (including off-balance-sheet exposures)              $ 55,338         $ 43,361
                                                                       ============     ============

Tier I risk-based capital ratio                                              11.97%           14.29%
Total risk-based capital ratio                                               12.95%           15.40%


Note: Any unrealized appreciation and depreciation on securities available for sale was excluded from regulatory capital components of risk-based capital and leverage ratios.

Table 16 - Capital Analysis


                                                    Relationship Between Significant
                                                            Financial Ratios
                                                  -------------------------------------
                                                      1997                    1996
                                                  -------------            ------------
Return on average equity                              9.17%                  12.09%
Earnings retained                                    73.29%                  79.37%
Internal capital growth                               6.72%                   9.60%
Change in average assets                             11.88%                  16.88%
Equity to average assets                              8.71%                   7.78%
Growth in average equity                             25.20%                  14.26%
Dividend payout ratio                                26.71%                  20.63%

Note - Internal capital growth is equal to return on average equity multiplied by earnings retained.


          During 1997 the Company paid cash dividends to its shareholders amounting to $156,000 compared to $127,000 in 1996. On a per share basis, dividends for 1997 increased 9.76% to $.45 from $.41 in 1996.

          In 1996, the Company commenced the sale of up to 108,000 shares of common stock at a price of $18.50 per share. A total of 72,919 shares were sold and resulted in net proceeds of $1,257,000.

          Stockholders' equity is adjusted for the effect of unrealized appreciation or depreciation, net of tax, on securities classified as available for sale. At December 31, 1997 and 1996, stockholders' equity included $18,000 and ($17,000), respectively, in unrealized appreciation (depreciation).

          The return on average equity for the year ended December 31, 1997 was 9.17%, a decrease from 12.09% for the year ended December 31, 1996.

Interest Rate Sensitivity

          The operations of the Bank are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of the Bank's interest earning assets and the amount of interest bearing liabilities that are prepaid/withdrawn, mature or reprice in specified periods.

          The principal objective of the Bank's asset/liability management activities is to provide consistently higher levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of the Bank. The Bank utilizes an interest rate sensitivity model as the primary quantitative tool in measuring the amount of interest rate risk that is present. The traditional maturity "gap" analysis, which reflects the volume difference between interest rate sensitive assets and liabilities during a given time period, is reviewed regularly by management. A positive gap occurs when the amount of interest sensitive assets exceeds interest sensitive liabilities. This position would contribute positively to net income in a rising interest rate environment. Conversely, if the balance sheet has more liabilities repricing than assets, the balance sheet is liability sensitive or negatively gapped. Management continues to monitor sensitivity in order to avoid overexposure to changing interest rates.

          Another method used by management to review its interest sensitivity position is through "simulation". In simulation, the Bank projects the future net interest streams in light of the current gap position. Various interest rate scenarios are used to measure levels of interest income associated with potential changes in the Bank's operating environment. Management cannot measure levels of interest income associated with potential changes in the Bank's operating environment. Management cannot predict the direction of interest rates or how the mix of assets and liabilities will change. The use of this information will help formulate strategies to minimize the unfavorable effect on net interest income caused by interest rate changes.

          The operations of the Bank do not subject it to foreign currency exchange or commodity price risk. Also, the Bank does not utilize interest rate swaps, caps or other hedging transactions.

          The Bank's overall sensitivity to interest rate risk is low due to its non-complex balance sheet. The Bank has implemented several strategies to manage interest rate risk which include selling most newly originated residential mortgages, increasing the volume of variable rate commercial loans, significantly decreasing the volume of borrowed funds, and maintaining a short maturity in the investment portfolio.

          The following table provides information about the Bank's financial instruments that are sensitive to changes in interest rates. For securities, loans and deposits, the table presents principal cash flows and related weighted average interest rates by maturity dates or repricing frequency. The Bank has no market risk sensitive instruments entered into for trading purposes.

Table 17 - Interest Rate Sensitivity


                                                                     Over Three     Over Six      Over One
                                                          Three      Months but    Months but     Year but       Over
                                                          Months     Within Six    Within One   Within Three    Three
(in thousands)                                           or Less       Months         Year         Years        Years
                                                       ----------------------------------------------------------------
Interest earning assets:
       Interest bearing deposits with other banks       $ 1,773           $ -          $ -            $ -          $ -
       Securities (amortized cost):
          U.S. Treasuries                                 1,000             -            -          4,510            -
          U.S. Government Agencies                            -             -          999          2,499            -
          Municipals                                        345            90          100            100          370
       Federal funds sold                                   158             -            -              -            -
       Loans                                              9,198         1,919        4,548         12,492       37,327
                                                       ----------------------------------------------------------------

       Total interest earning assets                     12,474         2,009        5,647         19,601       37,697
                                                       ----------------------------------------------------------------


Interest bearing liabilities:

       Interest bearing demand deposits                   3,811             -            -         12,258            -
       Savings deposits                                      94             -          107              -        9,448
       Time deposits                                      7,965         3,737        8,389         13,749        3,728
       Short-term borrowings                                472             -            -              -            -
       Long-term borrowings                                   -             -            -          5,000            -
                                                       ----------------------------------------------------------------

       Total interest bearing liabilities                12,342         3,737        8,496         31,007       13,176
                                                       ----------------------------------------------------------------

       Interest sensitivity gap                           $ 132      $ (1,728)    $ (2,849)     $ (11,406)    $ 24,521
                                                       ================================================================

       Cumulative sensitivity gap                         $ 132      $ (1,596)    $ (4,445)     $ (15,851)     $ 8,670
                                                       ================================================================

Liquidity

          Liquidity management involves meeting the funds flow requirements of customers who may either be depositors wanting to withdraw funds, or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Liquid assets consist of vault cash, securities, and maturities of earning assets.

          The Bank's principal source of asset liquidity is the securities portfolio. As disclosed in Note 3 of the Financial Statements, the carrying value of securities maturing in less than one year equals $2,533,000.

          Other sources of funds are principal paydowns and maturities in the loan portfolio. The loan maturity schedule (Table 5) illustrates the maturities of commercial loans.

          The Bank also has sources of liability liquidity which include core deposits and borrowing capacity at the Federal Home Loan Bank as previously discussed.

          Management believes that the Bank's liquidity is sufficient to meet its anticipated needs.

Year 2000

          The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The "year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company is utilizing both internal and external resources to identify, correct, and test the systems for the year 2000 compliance. It is anticipated that all necessary modifications will be completed by December 31, 1998, allowing adequate time for testing. The Bank's assessment of all computer hardware and primary software applications found these items to be year 2000 compliant. Ancillary software and other applications are currently under review. Management does not anticipate incurring any material expenses related to the year 2000 issue.

Effects of Inflation

          The majority of assets and liabilities of a financial institution are monetary in nature, and therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. The precise impact of inflation upon the Bank is difficult to measure. Inflation may affect the borrowing needs of consumers, thereby impacting the growth rate of the Bank's assets. Inflation may also affect the general level of interest rates, which can have a direct bearing on the Bank.

          Management believes the most significant impact on financial results is the Bank's ability to react to changes in interest rates. As discussed previously, management is attempting to maintain an essentially balanced position between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations.


ITEM 3    DESCRIPTION OF PROPERTY

          The Bank owns the main office of the Company and the Bank located at 201 North Main Street, Bernville, Pennsylvania and its branch offices located on Route 422, R.D. 1, Robesonia, Pennsylvania, and on Roadside Drive, Shartlesville, Pennsylvania. The property on which the main office is situated is comprised of approximately 6,300 square feet of space in the aggregate, of which approximately 2,100 square feet is used for banking facilities and the remainder is used for corporate and other offices. The branch office located in Robesonia is comprised of approximately 2,000 square feet. The branch office located in Shartlesville is also comprised of approximately 2,000 square feet with an additional basement comprised of approximately 1,000 square feet.

          The Bank also leases the premises for one branch location and a loan center under operating lease agreements expiring in various years through October 2017. Certain lease agreements contain escalation provisions. The Bank also has options to extend the lease agreements for additional lease terms from five to thirty years. The Bank is responsible to pay all real estate taxes, insurance, utilities and maintenance and repairs on the buildings. The loan center is located on Berkshire Boulevard in Wyomissing, Pennsylvania, and comprises approximately 1,157 square feet. The branch office is located on Commerce Drive in Wyomissing, Pennsylvania and is comprised of approximately 3,300 square feet.


ITEM 4    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth information as of December 31, 1997, regarding ownership of Common Stock of the Company by (i) the only persons known by the Company to own beneficially more than 5% thereof; (ii) the directors and the chief executive officer of the Company individually; and (iii) all officers and directors of the Company as a group. Unless otherwise specified, all persons listed below have sole voting and investment power with respect to their shares.


                         Amount of
                         Common Stock
Name and Address of      Beneficially    Percent of
Beneficial Owner         Owned (a)       Class (a)
-------------------      ------------    ----------

John F. Hampson                682           *
P.O. Box 154
Wernersville, PA 19565

Frederick P. Krott           1,840(b)        *

Box 160A
RD 1
Richland, PA 17087

Paul T. Manrodt                            2,502           *
104 Witman Road
Womelsdorf, PA 19567

Walter J. Potteiger                       16,155(c)       4.60%
165 Derr Road
Bernville, PA 19506

Deborah K. Ritter                            932(d)        *
51 Focht Road
Robesonia, PA 19551

John J. Seitzinger                         2,632           *
South 3rd Street
Shartlesville, PA 19554

Arlan J. Werst                             6,282(e)       1.79%
P.O. Box 356
88 Swissdale Road
Bernville, PA 19506

Stratton D. Yatron                         1,300           *
407 North Tulpehocken Road
Reading, PA  19601

All directors and executive
officers as a group (eight persons)       32,325          9.21%

-------------------------

* less than 1%

(a) The securities "beneficially owned" by an individual are determined as of December 31, 1997 in accordance with the definition of "beneficial ownership" set forth in the regulations of the Securities and Exchange Commission. Accordingly, they may include securities owned by or for, among others, the wife and/or minor children of the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after the date of this Registration Statement. Beneficial ownership may be disclaimed as to certain of the securities.

(b) Includes 949 shares jointly owned with his wife, 150 shares owned by his wife, 233 shares owned by his daughter and 176 shares owned by his son.

(c) Includes 15,062 shares which are jointly owned and 771 shares which are owned by his wife.

(d)  Includes 60 shares held as custodian for her daughter.

(e) Includes 2,494 shares which are jointly owned with his wife and 1,894 shares which are owned by his wife.


ITEM 5    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

     Name                     Age             Position
-------------------          -----  ----------------------------
Arlan J. Werst                55    President and Chief Executive Officer of the
                                    Company and the Bank; Director of the
                                    Company and the Bank

Shirley M. Luckenbill         61    Treasurer and Assistant Secretary of the
                                    Company and Assistant Cashier and Assistant
                                    Secretary of the Bank

Linda L. Strohmenger          53    Secretary of the Company and Vice President,
                                    Finance of the Bank

Paula Barron                  36    Vice President, Sales and Marketing of the
                                    Bank

Monica Lubinsky               35    Vice President and Loan Officer of the Bank

Debra Paxson                  39    Vice President, Human Resources of the Bank

John F. Hampson               43    Director of the Company and the Bank

Frederick P. Krott            51    Director of the Company and the Bank

Paul T. Manrodt               73    Director of the Company and the Bank

Walter J. Potteiger           58    Director of the Company and the Bank

Deborah K. Ritter             45    Director of the Company and the Bank

John J. Seitizinger           68    Director of the Company and the Bank

Stratton D. Yatron            31    Director of the Company and the Bank


     Arlan J. Werst has been President and Chief Executive Officer of the Company and the Bank since 1984. He was first elected as a Director of the Company and the Bank in 1984, and his term expires in 2001.

     Shirley M. Luckenbill has been Treasurer and Assistant Secretary of the Company since 1984 and Assistant Secretary of the Bank since 1972.

     Linda L. Strohmenger has been Vice President, Finance, of the Bank since 1997. Ms. Strohmenger has been Secretary of the Company since 1984 and Secretary of the Bank since 1976.

     Paula Barron has been Vice President of the Bank since 1997. Previous to that time, Ms. Barron was Marketing and Community Banking Manager of the Bank since July 1995. From December 1985 to April 1995, Ms. Barron was employed by National Penn Bank, Boyertown, Pennsylvania, most recently as Assistant Vice President.

     Monica Lubinsky has been Vice President and Loan Officer of the Bank since September 1996. Previously, Ms. Lubinsky was employed by National Penn Bank, Boyertown, Pennsylvania, from August 1987, most recently as Assistant Vice President.

     Debra Paxson has been Vice President of the Bank since 1997. Previously, for the time period covering the past five years, Ms. Paxson was the Manager of Human Resources of the Bank.

     John F. Hampson has been a Director of the Company and the Bank since 1995. His current term expires in 1999. Mr. Hampson is currently and has been for the past five years a principal of Wyomissing Animal Hospital.

     Frederick P. Krott has been a Director of the Company and the Bank since 1990. His current term expires in 2000. Mr. Krott is currently and has been for the past five years the Funeral Director at Lamm & Witman Funeral Home.

     Paul T. Manrodt has been a Director of the Company since 1984 and of the Bank since 1982. His term expires in 2000. Mr. Manrodt is presently, and has been for the past five years Pastor Emeritus, Evangelical Lutheran Frieden's Church.

     Walter J. Potteiger has been a Director of the Company and the Bank since 1993. His term expires in 2001. Mr. Potteiger is currently, and has been for the past five years President and Owner of Hilltop Express Co., Inc.

     Deborah K. Ritter has been a Director of the Company and the Bank since 1994. Her term expires in 1999. Ms. Ritter is currently, and has been for the past five years Director of Sales and Marketing at Kohl Building Products.

     John J. Seitzinger has been a Director of the Company and the Bank since 1986. His term expires in 1999. Mr. Seitzinger is currently, and has been for the past five years, Proprietor of Haag's Hotel.

     Stratton D. Yatron has been a Director of the Company and the Bank since 1997. His term expires in 2001. Mr. Yatron is currently, and has been for the past five years, Secretary/Treasurer of Adelphi Kitchens, Inc.



ITEM 6    EXECUTIVE COMPENSATION

     The following table sets forth all cash compensation paid by the Company and the Bank for services rendered in all capacities to the Chief Executive Officer of the Company and the Bank. There are no other executive officers of the Company or the Bank whose salary and bonus exceeded $100,000.

                           Summary Compensation Table

                                                                             Long Term Compensation
                                                                            -------------------------
                                 Annual Compensation                                 Awards            Payouts
                           --------------------------------                 -------------------------  -------
                                                                                           Securities
                                                                               Restricted  Underlying
Name and                                                       Other Annual      Stock      Options/   LTIP     All Other
Principal Position         Year     Salary           Bonus     Compensation      Award(s)   SARs(#)    Payouts  Compensation
------------------         -----   --------          -----     ------------      --------   ------     -------  ------------

Arlan J. Werst,            1997  $   143,801           --           --             --         500        --      $ 5,214(2)
Pres. & CEO

                           1996  $   139,193(1)        --           --             --          --        --      $ 4,966(3)

                           1995  $   131,100(1)        --           --             --          --        --      $ 4,565(3)
-----------------------

(1)  Includes director fees.
(2) Represents (1) the Company's contribution to 401(k) plan, (2) the current dollar value of the remainder of the premium paid under a split-dollar insurance arrangement, and (3) the amount paid as premium purusant to a Term Life Insurance Plan.
(3) Represents (1) the Company's contribution to 401(k) plan, and (2) the amount paid as premium pursuant to a Term Life Insurance Plan.

                       Option Grants in Last Fiscal Year
                               Individual Grants

                 Number of      % of Total
                 Securities     Options
                 Underlying     Granted to    Exercise or
                 Options        Employees in  Base Price    Expiration
Name             Granted (#)    Fiscal Year   ($/sh)        Date
--------------   -----------    -----------   ---------     ----------

Arlan J. Werst      500           18.5%        $24.125    10 yrs. or 12/24/2007


                Aggregated Option Exercises in Last Fiscal Year
                            and FY-End Option Values

                                             Number of
                                             Securities      Value of
                                             Underlying      Unexercised
                                             Unexercised     In-the-Money
                                             Options at      Options at
                                             FY-End (#)      FY-End ($)
                  Shares
                  Acquired on   Value        Exercisable/    Exercisable/
Name              Exercise(#)   Realized ($) Unexercisable   Unexercisable
---------------   -----------   -----------  -------------   --------------
Arlan J. Werst       -0-            -0-         -0-/            -0-/
                                                500             -0-


----------------------

Directors' Fees

     The Bank pays directors $175 for each meeting attended, plus $175 for each committee meeting attended if held on dates other than those on which the full board met, plus an annual fee of $1250. Beginning in 1997, director fees are not paid to employee directors.


Employee Stock Option Plan

          In February 1996, the Board of Directors of the Company adopted an Employee Stock Option Plan, which was approved by the shareholders of the Company in March 1996 (the "Employee Stock Option Plan" or "Plan"). Pursuant to the Employee Stock Option Plan, stock options may be granted which qualify under the Internal Revenue Code as incentive stock options as well as stock options that do not qualify as incentive options or are designated as not intended to so qualify. All officers and key employees of the Company or any current or future subsidiary corporation are eligible to receive options under the Employee Stock Option Plan. As of December 31, 1997, 4,400 options have been granted under the Plan.

          The purpose of the Employee Stock Option Plan is to provide additional incentive to employees of the Company by encouraging them to invest in the Company's Common Stock and thereby acquire a proprietary interest in the Company and an increased personal interest in the Company's continued success and progress. The Employee Stock Option Plan is administered by an Option Committee ("Committee") which is appointed by the Board of Directors and consists only of Directors who are not eligible to receive options under the Employee Stock Option Plan. The options under the Employee Stock Option Plan, the type of option (incentive stock options or non-qualified options, or both) to be granted, the number of shares subject to each option, the rate of option exercisability, and, subject to certain other provisions to be discussed below, the option price and duration of the option.

          The Committee may, in its discretion, modify or amend any of the option terms hereafter described, provided that if an incentive option is granted under the Plan, the option as modified or amended continues to be an incentive stock option.

          The aggregate number of shares which may be issued upon the exercise of options under the Employee Stock Option Plan is 25,000 shares of Common Stock. In the event of any change in the capitalization of the Company, such as by stock dividend, stock split or what the Board of Directors in its sole discretion to be similar circumstances, the aggregate number and kind of shares which may be issued under the Plan will be appropriately adjusted in a manner determined in the sole discretion of the Board of Directors. Reacquired shares of the Company's Common Stock, as well as unissued shares, may be used for purposes of the Plan. Common Stock of the Company subject to options which have terminated unexercised, either in whole or in part, will be available for future options granted under the plan.

          The option price for options issued under the Employee Stock Option Plan may be made in (a) cash, (b) (unless prohibited by the Board of Directors) Company Common Stock which will be valued by the Secretary of the Company at its fair market value or (c) unless prohibited by the Board of Directors) any combination of cash and Common Stock of the Company valued as provided in clause
(b).

          Under the terms of the Plan, the Board has interpreted the provision of the Plan which allows payment of the option price in Common Stock of the Company to permit the "pyramiding" of shares in successive exercises. Thus, an optionee could initially exercise an option in part, acquiring a small number of shares of Common Stock, and immediately thereafter effect further exercises of the option, using the Common Stock acquired upon earlier exercises to pay for an increasingly greater number of shares received on each successive exercise.
This procedure could permit an optionee to pay the option price by using a single share of Common Stock or a small number of shares of Common Stock and to acquire a number of shares of Common Stock having an aggregate fair market value equal to the excess of (a) the fair market value (as determined above) of all shares to which the option relates over (b) the aggregate exercise price under the option.

          Except as otherwise described below, none of the options granted under the Employee Stock Option Plan may be exercised during the first year after the date granted. Thereafter, each optionee may exercise up to 33-1/3% of his option the second year, up to 66-2/3% of his option the third year, and up to 100% of his option thereafter. In the Even to a "change in control" of the Company, as defined in the Employee Stock Option Plan, each optionee may exercise the total number of shares then subject to the option. Consequently, the Plan might be viewed as "anti-takeover" or "anti-greenmail" in nature. See "Description of Capital Stock - Anti Takeover and Anti Greenmail Provisions and Management Implications" The Committee has the authority to provide for a different rate of option exercisability for any optionee.

          Unless terminated earlier by the option's terms, incentive stock options expire ten years after the date they are granted and non-qualified stock options expire ten years and thirty days after the date they are granted. Options terminate three months (but not later than the scheduled termination date)after the date on which employment is terminated (whether such termination be voluntary or involuntary), other than by reason of death or disability. The option terminates one year from the date of termination due to death or disability (but not later than the scheduled termination date). Options granted pursuant to the Plan are not transferable, except by will or the laws of descent and distribution in the event of death. During an optionee's lifetime, the option is exercisable only by the optionee, including, for this purpose, the optionee's legal guardian or custodian in the event of disability.

          The Company's Board of Directors has the right at any time, and from time to time, to modify, amend, suspend or terminate the Plan, without shareholder approval, except to the extent that shareholder approval of the Plan modification amendment is required by the Internal Revenue Code of 1986, as amended, to permit the granting of incentive stock options under the Plan. Any such action will not affect options previously granted. If the Board of Directors voluntarily submits a proposed modification, amendment, suspension or termination for shareholder approval, such submission will not require any future modifications, amendments suspensions or terminations (whether or not relating to the same provision or subject matter) to be similarly submitted for shareholder approval.


Stock Option Plan for Non-Employee Directors

          In February 1996, the Board of Directors adopted a Stock Option Plan for Non-Employee Directors (the "Director Plan"). The Director Plan was approved by the shareholders of the Company in March 1996.

          The purpose of the Director Plan is to provide additional incentive to members of the Boards of Directors of the Company and each present and future subsidiary corporations who are not also employees of encouraging them to invest in the Company's Common Stock and thereby acquire a further proprietary interest in the Company and an increased personal interest in the Company's continued success and progress.

          As of April 1, 1996, each of the then six non-employee directors of the Company was automatically granted an option to purchase 500 shares of the Company's Common Stock at an exercise price of $19.00 per share.

          Each person who (a) was not a director of the Company or any subsidiary corporation as of April 1, 1996, and (b) is not an employee of the Company or any subsidiary corporation and who on or after April 1, 1996 is first elected as a director of the Company or any subsidiary corporation at any annual or special meeting of stockholder(s) of the Company or any subsidiary corporation, shall, as of the date of such election, automatically be granted an option to purchase 500 shares of the Company's Common Stock.

          On the fifth anniversary of the initial option grant described above and provided a person described in the first or second paragraph above continues to be a non-employee director on such anniversary, such person shall, on such fifth anniversary, automatically be granted on each anniversary an option to purchase 500 shares of the Company's Common Stock or such lower number of shares as shall be equal to the number of shares as shall then available (if any for grant under the Director Plan divided by the number of persons who are to receive an option on such anniversary).

          The Director Plan is administered by the Board of Directors of the Company, including non-employee directors. Under the Director Plan, the Board has the right to adopt such rules for the conduct of its business and the administration of the Director Plan as it considers desirable. A majority of the members of the Board will constitute a quorum for all purposes and the vote or act of the Board on such matter. The Board of Directors has the exclusive right to construe the inconsistencies to the extent necessary to effectuate the purpose of the Director Plan and the options issued pursuant to it. No member of the Board of Directors of the Company will be liable for any authority or discretion granted in connection with the Director Plan to the Board of Directors, or for the acts or omissions of any other members of the Board of Directors.

          The aggregate number of shares which may be issued upon the exercise of options under the Director Plan is 10,000 shares of the Company Common Stock. In the event of any change in the capitalization of the Company, such as by stock dividend, stock split or what the Board of Directors deems in its sole discretion to be similar circumstances, the aggregate number and kind of shares which may be issued under the Director Plan will be appropriately adjusted in a manner determined in the sole discretion of the Board of Directors. Reacquired shares of the Company's Common Stock, as well as unissued shares, may be used for the purpose of the Director Plan. Common Stock of the Company subject to options which have terminated unexercised, either in whole or in part, will be available for future options granted under the Director Plan.

          The option price for options issued under the Director Plan will be equal to the fair market value of the Company Common Stock on the date of the election or reelection of non-employee directors. Fair market value of the Company Common Stock will be determined by the Board.

          Payment of the option price on exercise of options granted under the Director Plan may be made in (a) cash, (b) (unless prohibited by the Board of Directors) Company Common Stock which will be valued by the Secretary of the Company at its fair market value or (c) (unless prohibited by the Board of Directors) any combination of cash and Common Stock of the Company valued as provided in clause (b).

          Under the terms of the Director Plan, the Board has interpreted the provision of the Director Plan which allows payment of the option price in Common Stock of the Company to permit the "pyramiding" of shares in successive exercises. Thus, an optionee could initially exercise an option in part, acquiring a small number of share of Common Stock, and immediately thereafter effect further re-exercises of the option, using the Common Stock acquired upon earlier exercises to pay for an increasingly greater number of shares received on each successive exercise. This procedure could permit an optionee to pay the option price by using a single share of Common Stock or a small number of shares of Common Stock and to acquire a number of shares of Common Stock having an aggregate fair market value equal to the excess of (a) the fair market value (as determined above) of all shares to which the option relates over (b) the aggregate exercise price under the option.

          Options granted pursuant to the Director Plan may be exercised in whole, or from time to time in part, beginning on the earlier to occur of (i) one year after the date of their grant or (ii) a "change in control" of the Company, as such term is defined in the Director Plan. Consequently, the Director Plan might be viewed as "anti-takeover" and "anti-greenmail" in nature. See "DESCRIPTION OF CAPITAL STOCK - `Anti-Takeover' and `Anti-Greenmail' Provisions and Management Implications."

          Unless terminated earlier by the option's terms, options granted under the Director Plan will expire ten years after the date they are granted.
Options terminate three months after the optionee ceases to be a director of the Company or a subsidiary corporation (whether by death, disability, resignation, removal, failure to reelected or otherwise, and regardless of whether the failure to continue as a direct was for cause or otherwise), but not later than ten years after the date of option grant. Options granted pursuant to the Director Plan are not transferable, except by the laws of descent and distribution in the event of death. During an optionee's lifetime, the option is exercisable only by the optionee, including, for this purpose, the optionee's legal guardian or custodian in the event of disability.

          Under the Director Plan, the Board of Directors of the Company has the right, without shareholder approval, at any time, and from time to time, to modify or amend the Director Plan in any way, or to suspend or terminate it, effective as of such date, which date may be either before or after the taking of such action, as may be specified by the Board; however, such action will not affect options granted under the Director Plan prior to the actual date on which such action occurred. However, certain important provisions of the Director Plan (e.g., the option amount, option price and eligibility) may not be amended more than once every six months.

          Options may not be granted pursuant to the Director Plan after March 28, 2004.

Employees' Profit Sharing Plan

          The Bank maintains a 401(k) Profit Sharing Plan and Trust for its employees. Employees are permitted to contribute up to 17% of their compensation, but not over the statutory limit. The profit sharing plan covers employees who meet the eligibility requirements of having worked 1,000 hours in a plan year and have attained the age of 21. The amount of matching 401(k) contributions and profit sharing plan contributions is at the discretion of the Bank's Board of Directors. The expense related to this plan was $18,070 in 1997.


Deferred Compensation Plans

          On June 26, 1997, the Bank adopted various deferred compensation plans for certain directors of the Bank. Under the plans' provisions, benefits will be payable upon retirement, death or permanent disability of the participant.

Executive Salary Continuation Plan

          On June 26, 1997, the Bank adopted a Salary Continuation Plan for certain Executive Officers as a supplemental retirement benefit. Mr. Werst's annual benefit under this plan is $47,000 for a duration of 15 years, totalling $705,000 in total benefits paid. To fund the benefits under this plan and the Deferred Compensation Plans, the Bank is the owner and the beneficiary of life insurance policies on the lives of the directors and officers. The policies had an aggregate cash surrender value of $1,489,186 as of December 31, 1997.

ITEM 7    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          The Bank has had, and expects to have in the future, loan and other banking transactions in the ordinary course of business with many of its directors, officers and their associates. All extensions of credit to such persons have been made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and in the opinion of the management of the Bank, do not involve more than a normal risk of collectibility or present other unfavorable features. All loans to directors or executive officers of the Company or the Bank require the approval of the Board of Directors except for the members requesting such loan who is prohibited from attending the discussion or participating in the vote on such loan. During 1997, $1,346,347 of new loans were made to such persons and repayments totaled $468,552. As of December 31, 1997, directors and officers were indebted to the Bank for loans totaling $1,420,123.

ITEM 8     DESCRIPTION OF SECURITIES

          The statements made under this section include summaries of certain provisions contain in the Company's Articles of Incorporation (the "Articles") and in its Bylaws. These statements do not purport to be complete and are qualified in their entirety by reference to such Articles of Bylaws, copies of which are filed as exhibits hereto.

          The Company is authorized to issue 5,000,000 shares of common stock, par value $5.00 per share ("Common Stock"), and 1,000,000 shares of preferred stock, par value $5.00 per share.

          Under the Company's Articles, the Company's Board of Directors is authorized, without further shareholder action, to provide for the issuance of the Preferred Stock in one or more series, in such numbers of shares, and with such voting rights, designations, preferences, limitations, qualifications, restrictions, special rights and relative rights (if any) as shall be set forth in resolutions providing for the issuance thereof and adopted by the Board of Directors.

          It is not possible to state the actual effect of the authorization of the Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of series of Preferred Stock. However, the issuance of shares of Preferred Stock could adversely affect the rights of the holder of Common Stock.

          Additionally, the issuance by the Board of Directors of any shares of Preferred Stock may be used to deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. See "Anti-Takeover and Anti-Greenmail Provisions and Management Implications" below.

          To date, the Company has issued no shares of Preferred Stock and has no present plans to issue any shares of Preferred Stock.


Dividends

          The holders of the Company's Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor, subject to the payment of any preferential dividend to the holders of the Company's Preferred Stock, if any. Funds for the payment of dividends of the Company are primarily obtained from dividends paid by the Bank.


Voting Rights

          Holders of the Company's Common Stock are entitled to one vote for each share held, except for certain limitations on such voting rights provided by the Company's Articles. See "`Anti-Takeover,' and `Anti-Greenmail' Provisions and Management Implications" below.

          The Company's Articles provide that one director, any class of the Board, or the entire Board may be removed from office only for "cause," and not without cause, and only with the vote of the holders of at least 75% or such higher percentage as may be required by law, of the outstanding shares of capital stock of the Company then eligible to vote. "Cause" is defined to mean only (1) conviction of the director of a felony, (2) declaration by order of court that the director is of unsound mind, or (3) gross abuse of trust. Under this provision, no director amy be removed by shareholders without cause, even if a majority, supermajority or all of the outstanding stock of the Company then entitled to vote were voted in favor of such removal, and a director could be removed for cause only if 75% of the stock were voted in favor of such removal and one of the conditions of "cause" had been met. One effect of this provision may be to make the removal of directors more difficult to accomplish since the holders of more than 25% of the stock of the Company then eligible to vote (which could include members of the Board and/or officers) would have a veto power over any removal of directors.

          The Company's Articles provide that the affirmative vote of at least 75% of the outstanding shares of capital stock of the Company then eligible to vote is required for the adoption of any shareholder proposal to amend the Company's Articles or Bylaws which has not been previously approved by the Company's Board of Directors. One effect of this provision may be to make such proposals to amend the Company's Article or Bylaws more difficult to accomplish since the holders of more than 25% of the stock of the Company then eligible to vote (which could include members of the Board and/or officers) would have a veto power over any changes to the Company's Articles and Bylaws.


Classification of Board of Directors and Filling Vacancies

          The Bylaws of the Company provide for a classified Board of Directors consisting of three classes of directors as nearly equal in number as possible. Approximately one-third of the directors are elected annually for three-year terms. Staggering the election of directors in this manner makes it more difficult for an individual or group of individuals to change a majority of the directors and possibly discourages takeover attempts.

          Under the Bylaws vacancies in the Board of Directors, including vacancies resulting from an increase in the number of directors, may be filled by the remaining members of the Board, even less than a quorum. Any director elected to fill a vacancy in the Board shall become a member of the same class of directors in which the vacancy existed; but if the vacancy is due to an increase in the number of directors, a majority of the members of the Board shall designate the directorship as belonging to any one of the three classes so as to maintain the three classes of directors as nearly equal as possible. Each director so appointed holds office until a successor is elected by the shareholders, who may make such election at the next annual meeting of shareholders or at any special meeting of shareholders called for such purpose.


Preemptive Rights

          Holders of the Company's Common Stock have no preemptive rights.


Liquidation

          In the event of liquidation, dissolution or winding up of the Company, after payment or provision for payment of the Debts and other liabilities of the Company and subject to the rights of any series of Preferred Stock which may be outstanding, holders of the Company's Common Stock would share pro rata in all
                                                               --- ----
assets distributable to shareholders in respect of shares held by them.



"Anti-Takeover" and "Anti-Greenmail" Provisions and Management Implications

          The Articles of the Company presently contain certain provisions which may be deemed to be "anti-takeover" and "anti-greenmail" in nature of that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions.

          One of these provisions is the authorization of 5,000,000 share of Common Stock and 1,000,000 shares of Preferred Stock. These additional shares of Common Stock and Preferred Stock were authorized for the purpose of providing the Company's Board of Directors with as much flexibility as possible to issue additional shares, without further shareholder approval, for proper corporate purposes including stock dividends, stock splits, acquisitions, future financings, employee benefit plans, and other similar purposes. However, these additional shares may also be used by the Board of Directors (if consistent with its fiduciary responsibilities) to deter future attempts to gain control over the Company.

          A second provision concerns the factors which the Board may consider in evaluating the offer of another party to make a tender or other offer for the Company's securities (whether in cash or in securities of the offeror). Under the Pennsylvania Business Corporation Law of 1988, as amended ("BCL"), the Board stands in a fiduciary relation to the Company and must discharge its duties in good faith, in a manner it reasonably believes to be in the best interests of the Company, and with such care, including reasonable inquiry, skill and diligence, which a person or ordinary prudence would exercise under similar circumstances. The BCL further provides that, in discharging its duties, the Board may consider a number of other factors, some of which the Company has incorporated into its Articles. The Articles provide that, in evaluating a takeover offer, the Board may consider all relevant factors, including the impact of the acquisition on employees, depositors and customers of the Company and its subsidiaries and on the communities which the Company and its subsidiaries serve; the reputation and business practices of the offeror and its management and affiliates; the value of any securities offered in exchange for Company's stock; and any anti-trust or other legal and regulatory issues that are raised by the offer. Under the Articles, the Board is also permitted to consider any other factors it deems relevant, including the long-term and short-term interests of the Company and its shareholders, whether or not such other factors are monetary or non-monetary, or are shareholder of non-shareholder considerations. If the Board of Directors determines than an offer should be rejected, the Articles provide that the Board is authorized to take any lawful action to accomplish its purpose including, but not limited to, any or all of the following: advising shareholders not to accept the offer; litigation against the offeror; filing complaints with all governmental and regulatory authorities; acquiring the Company's securities; selling or otherwise issuing authorized but unissued securities or treasury stock or granting options with respect thereto; acquiring a company to create an antitrust or other regulatory problem for the offeror; and obtaining a more favorable offer from another individual or entity. The Articles also eliminate any duty of the Directors to auction the Company or any subsidiary in the event of a proposed sale or merger of the Company or any subsidiary and permit the Boards to negotiate with only one acquiror.

          The Articles of the Company also provide that no "person" shall have the right to cast more than 10% of the total votes entitled to be case by all holders of the Company's voting securities at any meeting without the approval of the Company's Board of Directors and subject to such conditions as the Board may impose. Since this provision has not, to the Board's knowledge, been violated, the Board has not had to consider the option of any such conditions. The term "person" includes individuals, partnerships, corporations, groups or other entities and also includes "shareholder groups". When two or more persons act together as a partnership, limited partnership, syndicate, association or other group for the purpose of acquiring, holding, disposing of or voting shares of stock, or are deemed a "group" for purposes of Section 13(d) ("Section 13(d)") of the Securities Exchange Act of 1934 and the regulations thereunder, they will be deemed a "shareholder group" under the Articles and treated as a single person. The Board of Directors' determination of the existence of a shareholder group and the number of votes any person or each member of a shareholder group is entitled to cast shall be final and conclusive absent clear and convincing evidence of bad faith. The term "person" does not, however, include the Company or the Bank when either holds voting securities for itself or as a fiduciary for its customers or as a trustee pursuant to one or more employee benefit plans sponsored by the Company or the Bank. The 10% voting limitation in the Articles does not apply to the casting of votes by a person as a proxy holder for other shareholders pursuant to proxies that were revocable and secured from shareholders who are not part of a shareholder group which includes the person voting such proxies.

          The Articles also provide that no "person" (as such term is defined in the preceding paragraph) may have "holdings" that exceed 10% of the Company's voting securities except as authorized by, and subject to such conditions as may be imposed by, the Company's Board of Directors. Since this provision has not, to the Board's knowledge, been violated, the Board has not had to adopt any such conditions. The term "holdings" means the voting securities (1) which the person owns of record, (2) as to which the person has direct or indirect beneficial ownership (as such term is used in Section 13(d) and (3) owned of record or beneficially by members of a "shareholder group" (as such term is defined in the preceding paragraph) which includes such person. The Board of Directors of the Company may terminate the voting rights of any person who acquires holdings that cause a violation of this provision of the Articles for so long as such violation continues, commence litigation to require divestiture of the holdings in excess of the 10% limit or take such other action as it deems appropriate, including seeking injunctive relief or purchasing such excess shares as described below. The Board of Directors' determination with respect to the existence of bad faith.

          Shares acquired in violation of either the voting or holdings limitations, as described in the preceding two paragraphs, may, among other things, not be voted by the holder thereof or, if any votes are case in violation of these provisions, such votes will not be counted. In addition, the Articles provide a mechanism by which shares held in violation of the voting or holdings limitations would be purchase by the Company or its designee and which would create a potential economic loss to the violator of such provisions. Specifically, the Articles grant the Company or its designee an option to purchase all or any part of a person's holdings that exceed 10% of the Company's issued and outstanding voting securities. If the person is a shareholder group, the Company need not exercise its purchase option proportionately with respect to the individual members of the group, but may exercise such option as to any one or more or all of such individual members. The Board of Directors is authorized to exercise this option by adopting a resolution to such effect. The purchase price for the voting securities is intended to equal the average market price for such voting securities during the period beginning 65 trading days prior to the date on which the resolution was adopted and ending five trading days prior to the date of adoption of the resolution. However, with respect to voting securities which are to be purchased and either (1) the resolution is adopted within one year after the voting securities were acquired by the shareholder or (2) the resolution is adopted within one year after the earlier of (a) the date of public disclosure of such person's acquisition of such voting securities, or (b) the date on which the directors were first notified in writing of such person's acquisition of such voting securities, the purchase price cannot exceed the direct cost to acquire such securities (excluding legal, accounting, brokerage, investment advisory, interest, points, or other carrying charges or indirect costs) incurred by the person from whom such securities are purchased. The purpose of this provision is to prevent a person who violates the voting or holdings limitations from making a profit on voting securities held less than one year or for which ownership was first disclosed, either publicly or to the Board, within one year before the Company's adoption of the resolution (even though the securities were owned for more than one year.) The purchase price will be computed by an independent public accounting firm selected by the Board of Directors and such firm's computation will be conclusive in the absence of clear and convincing evidence of bad faith.

          Although the foregoing voting and holdings limitations have been discussed with counsel, no formal legal opinion has been sought by the Company and none is being given with respect to the enforceability of these provisions.

          Any provision which discourages the acquisition of Company stock by a person seeking control could be beneficial to the shareholders generally to the extent that it (a) provides for greater stability and continuity of management,
(b) protects shareholders against unfair or inequitable mergers or tender offers, and (c) helps discourage or prevent a takeover by an acquiror seeking to obtain control in order to break up and auction off the Company's component parts or otherwise act in nonbeneficial ways with respect to the Company or its assets. However, such provisions could also have the effect of discouraging, making costlier or more difficult, or preventing a merger or a tender offer which would be beneficial to the Company's shareholders. For instance, the anti-takeover provisions in the Articles might prevent shareholders from receiving a premium for their securities in a takeover or merger. Moreover, the anti-takeover provisions may have the effect of assisting Company's management in retaining its position, even if removal would be beneficial to the shareholders generally. Consequently, management would be in a better position to resist changes that might benefit shareholders generally, but that might be disadvantageous to management. Additionally, it has been suggested by some commentators that the presence of anti-takeover provisions in a corporation's charger may adversely affect the market price of that corporation's securities.

          The Board of Directors has the discretion to waive the foregoing provisions to facilitate the acceptance of an offer which it determines to be favorable. Accordingly, the ability of the Board to waive these provisions may, in effect, give the Board a veto with respect to certain types of offers for control of the Company.


                                    PART II
                                    -------


ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

          The Company's Common Stock is traded in the over-the-counter market. Information concerning the listed and bid prices of the Common Stock is available from the OTC Bulletin Board under the symbol CMYI. The Common Stock has not been actively traded and there is no assurance that an active market will develop in the future. The following broker-dealers currently make a market in the Company's Common Stock: F.J. Morrissey & Co., Inc., Ryan, Beck & Co, and Wheat, First Union Securities Inc.

          The following table sets forth high and low bid prices per share for the Company's Common Stock for each quarter of 1996, and each quarter of 1997, based upon information obtained from the OTC Bulletin Board. All such bid prices reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

1996                   High Bid           Low Bid
                       --------           -------
     First Quarter       $18.67            $18.50
     Second Quarter       18.50             18.25


     Third Quarter        17.75             16.75
     Fourth Quarter       18.75             16.75

1997
     First Quarter        18.75             17.00
     Second Quarter       20.50             18.75
     Third Quarter        22.50             20.25
     Fourth Quarter       24.125            21.25

     As of December 31, 1997, 348,287 shares of Common Stock were outstanding held of record by approximately 498 persons, and there were outstanding options which were exercisable on that date (or within 90 days thereof) for 3,567 shares of Common Stock.

     The Company has declared cash dividends on its common stock as follows:

                                Cash Dividends

Calendar Quarter                                             Per Common Share
----------------                                             ----------------

1996
     First Quarter                                           $.10
     Second Quarter                                           .10
     Third Quarter                                            .10
     Fourth Quarter                                           .11



1997
     First Quarter                                           $.11
     Second Quarter                                           .11
     Third Quarter                                            .11
     Fourth Quarter                                           .12


     The holders of the Company's Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor, subject to the payment of any preferential dividend to the holders of the Company's Preferred Stock, if any. Funds for the payment of dividends of the Company are primarily obtained from dividends paid by the Bank.

     It is the present intention of the Company's Board of Directors to continue to pay regular quarterly cash dividends; however, the declaration and payment of future dividends is in the sole discretion of the Board of Directors and their amount depends upon the earnings, financial condition and capital needs of the Company and the Bank and certain other factors, including restrictions arising from federal banking laws and regulations to which the Company and the Bank are subject.

     The Bank is subject to certain limitations on the amount of cash dividends that it can pay. The prior approval of the Comptroller of the Currency of the United States is required if the total of all cash dividends declared by a national bank, such as the Bank, in any calendar year will exceed the sum of such bank's net profits (as defined by statute) for that year combined with the retained net profits for the preceding two calendar years, less any required transfers to surplus. Under this formula, as of December 31, 1997, the Bank has approximately $920,000 legally available for the payment of dividends without such approval. In addition, the Comptroller of the Currency is authorized to determine under certain circumstances relating to the financial condition of a national bank that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The Federal Deposit Insurance Corporation Act generally prohibits all payments of dividends by any bank which is in default of any assessment to the FDIC.


ITEM 2    LEGAL PROCEEDINGS

          The Bank from time to time is a party to routine litigation incidental to its business. The Company is not currently a party to any material litigation.


ITEM 3    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

          None.



ITEM 4    RECENT SALES OF UNREGISTERED SECURITIES

          Pursuant to an exemption under Regulation A, on May 13, 1996, the Bank commenced the sale of up to 108,109 shares of its common stock at a price of $18.50 per share. The share certificates issued pursuant to this offering indicated that the shares had been acquired for investment and may not be offered, sold, transferred, pledged or otherwise disposed of without an effective registration statement. A total of 72,919 shares were sold. The total offering price was $1,349,001, with net proceeds of $1,257,261, and legal fees and printing costs of $91,740.

ITEM 5    INDEMNIFICATION OF DIRECTORS AND OFFICERS

          As permitted by the Pennsylvania Business Corporation Law, the Company's Articles provide that a director shall not be personally liable for monetary damages as such for any action taken, or any failure to take any action, unless the director breaches or fails to perform the duties of his or her office under the BCL, and the beach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions of the Company's Articles, however, do not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of taxes pursuant to local, Pennsylvania or federal law. These provisions offer persons who serve on the Board of Directors of the Company protection against awards of monetary damages for negligence in the performance of their duties.

          The Company's Articles also provide that every person who is or was a director or executive officer of the Company, or of any Corporation which he served as such at the request of the Company, shall be indemnified by the Company to the fullest extent permitted by law against all expenses and liabilities reasonably incurred by or imposed upon him, in connection with any proceeding to which he may be made, or threatened to be made, a party, or in which he may become involved by reason of his being or having been a director or executive officer of the Company or such other company, whether or not he is a director or executive officer of the Company or such other company at the time the expenses or liabilities are incurred.

                                   PART F/S
                                   --------

                       COMMUNITY INDEPENDENT BANK, INC.
                       AND ITS WHOLLY-OWNED SUBSIDIARY,
                             BERNVILLE BANK, N.A.

                         CONSOLIDATED FINANCIAL REPORT

                               DECEMBER 31, 1997

                         INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Community Independent Bank, Inc.
Bernville, Pennsylvania


      We have audited the accompanying consolidated balance sheets of Community Independent Bank, Inc. and its wholly-owned subsidiary, Bernville Bank, N.A., as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Independent Bank, Inc. and its wholly-owned subsidiary, Bernville Bank, N.A., as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



                                BEARD & COMPANY, INC.



Reading, Pennsylvania
January 23, 1998

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
CONSOLIDATED BALANCE SHEETS


---------------------------------------------------------------------------------------------------------------------------------
December 31,                                                                         1997                            1996
---------------------------------------------------------------------------------------------------------------------------------
         ASSETS

Cash and due from banks                                                      $    1,701,268                   $    1,828,347
Interest bearing deposits in other banks                                          1,773,211                        1,778,011
Federal funds sold                                                                  158,000                                -
Securities available for sale                                                     9,524,028                        6,490,085
Securities held to maturity, fair value 1997 $ 999,375; 1996 $ 2,492,657          1,000,585                        2,513,338
Loans receivable, net of allowance for loan losses
     1997 $ 540,158; 1996 $ 484,226                                              64,364,029                       52,217,265
Bank premises and equipment, net                                                  2,636,981                        2,325,815
Accrued interest receivable and other assets                                      2,303,885                          947,594
                                                                           ------------------------------------------------------

          Total assets                                                       $   83,461,987                   $   68,100,455
                                                                           ======================================================

   LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
     Deposits:
        Non-interest bearing                                                 $    7,442,811                   $    6,807,781
        Interest bearing                                                         63,286,257                       54,328,221
                                                                           ------------------------------------------------------

          Total deposits                                                         70,729,068                       61,136,002

     Other borrowed funds                                                           471,808                          229,900
     Long-term debt                                                               5,000,000                                -
     Other liabilities                                                              360,705                          299,131
                                                                           ------------------------------------------------------

          Total liabilities                                                      76,561,581                       61,665,033
                                                                           ------------------------------------------------------

STOCKHOLDERS' EQUITY
     Preferred stock, par value $ 5.00 per share; authorized
        and unissued 1,000,000 shares                                                     -                                -
     Common stock, par value $ 5.00 per share; authorized
        5,000,000 shares; issued and outstanding 348,287 shares                   1,741,435                        1,741,435
     Surplus                                                                      1,882,808                        1,882,808
     Retained earnings                                                            3,257,894                        2,827,759
     Net unrealized appreciation (depreciation) on securities
        available for sale, net of taxes                                             18,269                          (16,580)
                                                                           ------------------------------------------------------

          Total stockholders' equity                                              6,900,406                        6,435,422
                                                                           ------------------------------------------------------

          Total liabilities and stockholders' equity                         $   83,461,987                    $  68,100,455
                                                                           ======================================================

See Notes to Consolidated Financial Statements.

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
CONSOLIDATED STATEMENTS OF INCOME

-----------------------------------------------------------------------------------------------------
Years Ended December 31,                                               1997                  1996
-----------------------------------------------------------------------------------------------------
Interest income:
    Loans receivable, including fees                                $  5,010,103       $  4,428,389
    Securities:
       Taxable                                                           445,055            356,452
       Tax-exempt                                                         74,831             94,617
    Other                                                                 64,889            108,385
                                                                    ---------------------------------

           Total interest income                                       5,594,878          4,987,843
                                                                    ---------------------------------

Interest expense:
       Deposits                                                        2,542,353          2,386,682
       Other                                                             120,526              7,151
                                                                    ---------------------------------

           Total interest expense                                      2,662,879          2,393,833
                                                                    ---------------------------------

           Net interest income                                         2,931,999          2,594,010

Provision for loan losses                                                 78,000             72,000
                                                                    ---------------------------------

           Net interest income after provision for loan losses         2,853,999          2,522,010
                                                                    ---------------------------------

Other income:
       Customer service fees                                             212,396            169,445
       Net gains from sale of loans                                       43,622             95,983
       Other                                                             174,608            119,716
                                                                    ---------------------------------

           Total other income                                            430,626            385,144
                                                                    ---------------------------------


Other expenses:
       Salaries and employee benefits                                  1,262,118            971,526
       Occupancy                                                         194,327            179,925
       Equipment                                                         236,326            195,553
       Marketing and advertising                                         133,884             90,421
       Loan collection and foreclosed real estate                        105,288             89,697
       Stationery and supplies                                            79,101             64,614
       Other                                                             477,654            462,017
                                                                    ---------------------------------

           Total other expenses                                        2,488,698          2,053,753
                                                                    ---------------------------------

           Income before income taxes                                    795,927            853,401

Federal income taxes                                                     209,064            235,653
                                                                    ---------------------------------

           Net income                                               $    586,863       $    617,748
                                                                    =================================

Basic and diluted earnings per share                                $       1.68       $       1.99
                                                                    =================================

Weighted average number of common shares outstanding                     348,287            311,015
                                                                    =================================

See Notes to Consolidated Financial Statements.

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


--------------------------------------------------------------------------------
Years Ended December 31, 1997 and 1996
--------------------------------------------------------------------------------

                                                                                                       Net Unrealized
                                                                                                        Appreciation
                                                      Common Stock                                     (Depreciation)
                                               ----------------------------                            On Securities
                                                    Number         Par                     Retained       Available
                                                  Of Shares       Value       Surplus      Earnings       For Sale      Total
                                               ------------------------------------------------------------------------------------
Balance, December 31, 1995                          275,445   $ 1,377,225   $  991,182    $ 2,337,431   $    16,112  $ 4,721,950
   Issuance of 72,919 shares of
      common stock                                   72,919       364,595      892,666              -             -    1,257,261
   Cash paid in lieu of fractional shares               (77)         (385)      (1,040)             -             -       (1,425)
   Net income                                             -             -            -        617,748             -      617,748
   Cash dividends ($.41 per share)                        -             -            -       (127,420)            -     (127,420)
   Net change in unrealized
      appreciation (depreciation)
      on securities available for
      sale, net of taxes                                  -             -            -              -       (32,692)     (32,692)
                                               ------------------------------------------------------------------------------------
Balance, December 31, 1996                          348,287     1,741,435    1,882,808      2,827,759       (16,580)   6,435,422
   Net income                                             -             -            -        586,863             -      586,863
   Cash dividends ($.45 per share)                        -             -            -       (156,728)            -     (156,728)
   Net change in unrealized
      appreciation (depreciation)
      on securities available for
      sale, net of taxes                                  -             -            -              -        34,849       34,849
                                               ------------------------------------------------------------------------------------

Balance, December 31, 1997                          348,287   $ 1,741,435   $1,882,808    $ 3,257,894   $    18,269  $ 6,900,406
                                               ====================================================================================

See Notes to Consolidated Financial Statements.

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                                           1997                1996
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                                  $    586,863         $   617,748
   Adjustments to reconcile net income to net cash provided by operating activities:
       Provision for loan losses                                                                     78,000              72,000
       Provision for depreciation                                                                   201,073             171,721
       Gain on disposal of property and equipment                                                    (1,800)                  -
       Net gains on sale of loans                                                                   (43,622)            (95,983)
       Net amortization of securities premiums and discounts                                         19,846              34,455
       Amortization of mortgage servicing rights                                                      6,879               2,907
       Net cash provided by sale of loans                                                            43,622              95,983
       (Increase) decrease in accrued interest receivable and other assets                           89,867            (148,473)
       Increase in other liabilities                                                                 61,574                 219
                                                                                               -----------------------------------

           Net cash provided by operating activities                                              1,042,302             750,577
                                                                                               -----------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Net (increase) decrease in interest bearing deposits in other banks                                4,800          (1,772,800)
   Net increase in federal funds sold                                                              (158,000)                  -
   Proceeds from maturities of securities held to maturity                                        1,500,000           2,000,000
   Proceeds from maturities of securities available for sale                                      2,185,000           1,599,866
   Purchase of securities available for sale                                                     (5,173,233)         (4,203,265)
   Net increase in loans                                                                        (12,245,755)         (3,463,620)
   Proceeds from sale of property and equipment                                                      18,810                   -
   Purchases of bank premises and equipment                                                        (529,249)           (182,775)
   Purchase of life insurance                                                                    (1,450,000)                  -
                                                                                               -----------------------------------

           Net cash used in investing activities                                                (15,847,627)         (6,022,594)
                                                                                               -----------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase in deposits                                                                       9,593,066           5,364,090
   Net increase (decrease) in other borrowed funds                                                  241,908            (742,100)
   Proceeds from long-term debt                                                                   5,000,000                   -
   Dividends paid and cash paid in lieu of fractional shares                                       (156,728)           (128,845)
   Proceeds from issuance of common stock, net of stock issuance costs                                    -           1,257,261
                                                                                               -----------------------------------

           Net cash provided by financing activities                                             14,678,246           5,750,406
                                                                                               -----------------------------------

           Increase (decrease) in cash and due from banks                                          (127,079)            478,389

Cash and due from banks:
   Beginning                                                                                      1,828,347           1,349,958
                                                                                               -----------------------------------

   Ending                                                                                      $  1,701,268        $  1,828,347
                                                                                               ====================================
Cash payments for:
   Interest                                                                                    $  2,621,742        $  2,390,362
                                                                                               ====================================

   Income taxes                                                                                $    202,143        $    228,916
                                                                                               ====================================


See Notes to Consolidated Financial Statements.

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996


1
--------------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation:
    The accompanying consolidated financial statements include the accounts of Community Independent Bank, Inc. (the Corporation) and its wholly-owned subsidiary, Bernville Bank, N.A. (the Bank). All significant intercompany accounts and transactions have been eliminated.

Nature of operations:
    The Bank operates under a national bank charter and provides full banking services. As a national bank, the Bank is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The bank holding company (Parent Company) is subject to regulation of the Federal Reserve Bank. The area served by the Bank is principally Berks County, Pennsylvania.

Estimates:
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Presentation of cash flows:
    For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks.

Securities:
    Securities classified as available for sale are those securities that the Bank intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Available for sale securities are carried at fair value. Unrealized appreciation or depreciation, net of tax, on available for sale securities is reported as a net amount in a separate component of stockholders' equity. Gains and losses on the sale of available for sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

    Bonds, notes and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

    Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Loans receivable:
    Loans generally are stated at their outstanding unpaid principal balances net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees net of certain direct origination costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan.

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996





1
--------------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans receivable (continued):
   A loan is generally considered impaired when it is probable the Bank will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. The accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for loan losses:
   The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

   The allowance for loan losses related to impaired loans that are identified for evaluation is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. By the time a loan becomes probable of foreclosure, it has been charged down to fair value, less estimated costs to sell.

   The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and time of future cash flows expected to be received on impaired loans.

Loans held for sale:
   Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value. All sales are made without recourse. There were no loans held for sale at December 31, 1997 and 1996.

Loan servicing:
   The cost of mortgage servicing rights is amortized in proportion to and over the period of estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate.

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996


1
--------------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Bank premises and equipment:
     Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed principally on the straight-line method over the estimated useful lives of the related assets.

Income taxes:
     Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Off-balance sheet financial instruments:
     In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the balance sheets when they are funded.

Earnings per share:
     The Company adopted FASB Statement No. 128, "Earnings Per Share", in 1997. Statement No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effect of stock options. Diluted earnings per share includes the dilutive effect of stock options. The effect of stock options on diluted earnings per share for the Corporation is immaterial and results in the same amount reported as basic earnings per share for 1997 and 1996. Accordingly, basic and diluted earnings per share are the same amounts for all periods presented and are the same amount as previously reported for 1996.

2
--------------------------------------------------------------------------------
RESTRICTIONS ON CASH AND DUE FROM BANK BALANCES

The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The total of those reserve balances was approximately $150,000 at December 31, 1997 and $350,000 at December 31, 1996.

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY
BERNVILLE BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996



3
--------------------------------------------------------------------------------
SECURITIES

The amortized cost of securities and their approximate fair value at December 31 were as follows:

                                                            Gross         Gross
                                             Amortized    Unrealized    Unrealized       Fair
                                                Cost     Appreciation  Depreciation      Value
                                           --------------------------------------------------------
  Available for sale securities:
     December 31, 1997:
        U.S. Treasury securities            $ 4,509,946   $   33,259   $        (77)  $ 4,543,128
        U.S. Government agency obligations    3,497,900        1,572        (13,167)    3,486,305
        Obligations of states and
            political subdivisions            1,005,000        6,095              -     1,011,095
        Equity securities                       483,500            -              -       483,500
                                           --------------------------------------------------------

                                           $  9,496,346   $   40,926   $    (13,244)  $ 9,524,028
                                           ========================================================
     December 31, 1996:
        U.S. Treasury securities           $  1,027,179   $    6,608   $       (818)  $ 1,032,969
        U.S. Government agency obligations    3,002,228            -        (35,407)    2,966,821
        Obligations of states and
            political subdivisions            2,010,000        7,694         (3,199)    2,014,495
        Equity securities                       475,800            -              -       475,800
                                           --------------------------------------------------------

                                           $  6,515,207   $   14,302   $    (39,424)  $ 6,490,085
                                           ========================================================

  Held to maturity securities:
     December 31, 1997:
        U.S. Treasury securities           $  1,000,585   $        -   $     (1,210)  $   999,375
                                           ========================================================
     December 31, 1996:
        U.S. Treasury securities           $  2,513,338   $        -   $    (20,681)  $ 2,492,657
                                           ========================================================

Equity securities are principally comprised of stock in the Federal Reserve Bank and Federal Home Loan Bank.

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996





3
--------------------------------------------------------------------------------
SECURITIES (CONTINUED)


The amortized cost and fair value of securities as of December 31, 1997, by contractual maturity or call date, are shown below. Expected maturities may differ from contractual maturities or call dates because borrowers may have the right to prepay obligations with or without call or prepayment penalties.


                                                       Available For Sale             Held To Maturity
                                                  ----------------------------------------------------------
                                                     Amortized         Fair        Amortized        Fair
                                                       Cost           Value           Cost         Value
                                                  ----------------------------------------------------------
Due in one year or less                            $  1,533,985   $   1,529,332  $  1,000,585   $   999,375
Due after one year through five years                 7,308,861       7,337,438             -             -
Due after five years through ten years                  170,000         173,758             -             -
Equity securities                                       483,500         483,500             -             -
                                                  -----------------------------------------------------------
                                                   $  9,496,346   $   9,524,028  $  1,000,585   $    999,375
                                                  ===========================================================

There were no sales of securities during the years ended December 31, 1997 and 1996.

Securities with a carrying value of $ 5,520,620 and $ 4,498,662 at December 31, 1997 and 1996 respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.


4
--------------------------------------------------------------------------------
LOANS RECEIVABLE

Loans are comprised of the following:

                                                         December 31,
                                                    1997              1996
                                              ----------------------------------

Commercial                                     $   16,418,588    $   11,873,652
Consumer                                            4,917,381         4,352,864
Mortgage                                           44,148,080        37,010,501
                                              ----------------------------------
                                                   65,484,049        53,237,017
Allowance for loan losses                            (540,158)         (484,226)
Net deferred loan fees and costs                     (579,862)         (535,526)
                                              ----------------------------------

                                               $   64,364,029    $   52,217,265
                                              ==================================

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996



4
--------------------------------------------------------------------------------
LOANS RECEIVABLE (CONTINUED)

The following table presents changes in the allowance for loan losses:

                                                      Years Ended December 31,
                                                           1997       1996
                                                     --------------------------

   Balance, beginning                                 $  484,226  $  518,850
   Provision for loan losses                              78,000      72,000
   Loans charged off                                     (26,363)   (109,309)
   Recoveries                                              4,295       2,685
                                                     --------------------------

   Balance, ending                                    $  540,158  $  484,226
                                                     ==========================

There were no impaired loans at December 31, 1997. The recorded investment in impaired loans, not requiring an allowance for loan losses, was $925,000 at December 31, 1996. The recorded investment in impaired loans requiring an allowance for loan losses was $-0- at December 31, 1996. For the years ended December 31, 1997 and 1996, the average recorded investment in these impaired loans was $328,000 and $936,000, and the interest income recognized on impaired loans was $20,000 and $69,000 respectively.


5
--------------------------------------------------------------------------------
LOAN SERVICING

The Bank capitalized $20,991 and $45,456 of mortgage servicing rights for loans originated and sold in 1997 and 1996 respectively and amortized $6,879 and $2,907 of those rights for the years ended December 31, 1997 and 1996 respectively.

The amortization of originated mortgage servicing rights is recorded as a reduction of servicing revenue in other income. Mortgage servicing rights are included in other assets.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of mortgage loans serviced for others totaled $6,773,957 and $4,747,131 at December 31, 1997 and 1996 respectively. Servicing income, net of mortgage servicing rights amortization, for the years ended December 31, 1997 and 1996 was $6,997 and $3,120 respectively.

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996





6
--------------------------------------------------------------------------------
BANK PREMISES AND EQUIPMENT

The major classes of bank premises and equipment and the total accumulated depreciation were as follows:

                                                                December 31,
                                                            1997             1996
                                                       --------------------------------
Land and land improvements                             $   262,562     $       262,562
Bank buildings and leasehold improvements                2,034,690           1,933,611
Bank furniture and equipment                             1,653,750           1,256,460
                                                       --------------------------------
                                                         3,951,002           3,452,633
Less accumulated depreciation                            1,314,021           1,126,818
                                                       --------------------------------

                                                       $ 2,636,981     $     2,325,815
                                                       ================================




7
--------------------------------------------------------------------------------
DEPOSITS

The components of deposits at December 31, 1997 and 1996 were as follows:

                                                                  December 31,
                                                            1997               1996
                                                       ---------------------------------
Demand, non-interest bearing                           $  7,442,811     $     6,807,781
Demand, interest bearing                                 16,069,319          11,237,593
Savings                                                   9,648,567          10,151,556
Time, $ 100,000 and over                                  4,784,853           3,478,459
Time, other                                              32,783,518          29,460,613
                                                       ---------------------------------
                                                       $ 70,729,068     $    61,136,002
                                                       =================================

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996




7
--------------------------------------------------------------------------------
DEPOSITS (CONTINUED)

At December 31, 1997, the scheduled maturities of time deposits are as follows:

   1998                                              $    20,087,505
   1999                                                    8,820,794
   2000                                                    4,926,273
   2001                                                    1,599,433
   2002                                                    1,465,034
   Thereafter                                                669,332
                                                   --------------------

                                                     $    37,568,371
                                                   ====================


8
--------------------------------------------------------------------------------
OTHER BORROWED FUNDS AND LONG-TERM DEBT

The Bank maintains a U.S. Treasury tax and loan note option account for the deposit of withholding taxes, corporate income taxes and certain other payments to the federal government. Deposits are subject to withdrawal and are evidenced by an open-ended interest-bearing note. Borrowings under this note option account were $ 471,808 and $ 229,900 at December 31, 1997 and 1996 respectively, with interest payable at a variable rate (5.25% and 5.15% at December 31, 1997 and 1996 respectively).

The Bank has a flexible line of credit commitment which expires March 25, 1998 from the Federal Home Loan Bank (FHLB) for borrowings up to $ 2,697,000. There were no borrowing under this line of credit at December 31, 1997 and 1996.

The Bank has a line of credit under the "RepoPlus" Advance program with the Federal Home Loan Bank which expires June 25, 1998 for borrowing up to
$ 10,000,000. There were no borrowings under this line of credit at December 31, 1997 and 1996.

Long-term debt at December 31, 1997 is an advance from the Federal Home Loan Bank in the amount of $ 5,000,000 due October 8, 1999 with an interest rate of 6.02%.

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996


9
--------------------------------------------------------------------------------
REGULATORY MATTERS AND STOCKHOLDERS' EQUITY

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believe, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1997, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented below. The consolidated capital ratios are not materially different from the Bank's capital ratios.

                                                                                            For Capital
                                                                                             Adequacy
                                                           Actual                            Purposes
                                                 -----------------------------------------------------------------------------
                                                    Amount         Ratio           Amount                 Ratio
                                                 -----------------------------------------------------------------------------
As of December 31, 1997:
   Total capital (to risk weighted assets)       $ 7,165,000       12.95%       $ 4,427,000     greater than or equal to 8.00%
   Tier 1 capital (to risk weighted assets)        6,625,000       11.97          2,214,000     greater than or equal to 4.00
   Tier 1 capital (to average assets)              6,625,000        8.28          3,200,000     greater than or equal to 4.00

As of December 31, 1996:
   Total capital (to risk weighted assets)       $ 6,679,000       15.40%       $ 3,470,000     greater than or equal to 8.00%
   Tier 1 capital (to risk weighted assets)        6,195,000       14.29          1,734,000     greater than or equal to 4.00
   Tier 1 capital (to average assets)              6,195,000        9.43          2,628,000     greater than or equal to 4.00


                                                                   To Be Well
                                                                Capitalized Under
                                                                Prompt Corrective
                                                                Action Provisions
                                                 -----------------------------------------------
                                                    Amount                   Ratio
                                                 -----------------------------------------------
As of December 31, 1997:
   Total capital (to risk weighted assets)       $ 5,534,000     greater than or equal to 10.00%
   Tier 1 capital (to risk weighted assets)        3,320,000     greater than or equal to  6.00
   Tier 1 capital (to average assets)              4,000,000     greater than or equal to  5.00

As of December 31, 1996:
   Total capital (to risk weighted assets)       $ 4,337,000     greater than or equal to 10.00%
   Tier 1 capital (to risk weighted assets)        2,601,000     greater than or equal to  6.00
   Tier 1 capital (to average assets)              3,285,000     greater than or equal to  5.00

Banking laws and regulations limit the amount of dividends that may be paid and any dividends declared by the Bank are subject to approval by the Bank's regulatory agencies. Under current banking laws, the Bank would be limited to approximately $920,000 of dividends in 1998 plus an additional amount equal to the Bank's net income for 1998, up to the date of any such dividend declaration.

On April 1, 1996, the Bank commenced the sale of up to 108,109 shares of its common stock at a price of $18.50 per share. A total of 72,919 shares were sold and resulted in net proceeds of $1,257,261 after stock issuance costs of $92,780.

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, AND 1996

10
--------------------------------------------------------------------------------
EMPLOYEE BENEFITS

The Bank has a 401(k) Profit Sharing Plan and Trust for its employees. Employees are permitted to contribute up to 17% of their compensation, but not over the statutory limit. The profit sharing plan covers employees who meet the eligibility requirements of having worked 1,000 hours in a plan year and have attained the age of 21. The amount of matching 401(k) contributions and profit sharing plan contributions is at the discretion of the Bank's Board of Directors. The expense related to this plan was $18,070 and #34,765 in 1997 and 1996 respectively.

On June 26, 1997, the Bank adopted various deferred compensation plans for certain directors and officers of the Bank. Under the Plans' provisions, benefits will be payable upon retirement, death or permanent disability of the participant. At December 31, 1997, $22,624 had been accrued under these contracts. To fund the benefits under these agreements, the Bank is the owner and the beneficiary of life insurance policies on the lives of the directors and officers. The policies had an aggregate cash surrender value of $1,489,186 at December 31, 1997.

On March 28, 1996, at the Annual Meeting of Shareholders, the shareholders approved an Employee Stock Option Plan and a Non-Employee Directors Stock Option Plan.

The Employee Stock Option Plan covers all officers and key employees of the Corporation and its subsidiary and is administered by a committee of the Board of Directors. The Plan covers 25,000 shares of common stock. The option price for options issued under the Plan must be at least equal to 100% of the fair market value of the common stock on the date of grant. Options granted under the Plan are exercisable over a three-year period, commencing one year after the date of grant, on a cumulative basis. Options expire on the earlier of ten years after the date of grant, three months from the participants' termination of employment or one year from the date of the participants' death or disability.

The Non-Employee Directors' Stock Option Plan covers 10,000 shares of common stock. The Plan covers all directors of the Corporation and its subsidiary who are not employees. The option price for options issued under the Plan will be equal to the fair market value of the Corporation's common stock on the date of grant. On April, 1, 1996, each of the Corporation's six non-employee directors was granted an option to purchase 500 shares of common stock at an exercise price of $19.00 per share. Non-employee directors elected to the Board of Directors subsequent to April 1, 1996 will receive an option to purchase 500 shares upon their election. On the fifth anniversary date of the initial option grant date, and every five years thereafter, each non-employee director shall be granted options to purchase 500 shares of common stock. Options are exercisable one year from the date of grant and expire on the earlier of ten years after the date of grant, three months from the date the participant ceases to be a director of the Corporation or three months from the date of the participants' death or disability.

The Corporation adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," effective January 1, 1996. This standard provides companies with a choice of how to account for stock options and other stock grants. In accordance with the provisions of SFAS No. 123, the Corporation elected to follow APB Opinion 25 and related interpretations in accounting for its stock options granted in 1997 and 1996 and, accordingly, did not recognize compensation cost. If the Corporation had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, the effect on net income and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996



10
--------------------------------------------------------------------------------
EMPLOYEE BENEFITS (CONTINUED)

                                                  Years Ended December 31
                                                    1997          1996
Net income:
     As reported                                    $586,863      $617,748
     Pro forma                                      $582,474      $612,478

Basic and diluted earnings per share:
     As reported                                    $1.68         $1.99
     Pro forma                                      $1.67         $1.97

     The fair value of each option grant is estimated using the Black-Scholes option pricing model with the following weighted average assumptions in 1997 and 1996 respectively: risk-free interest rate 5.3% and 6.3%; volatility .01 and
 .01; expected life 7 years. The weighted average fair value of the options granted was $3.45 in 1997 and $3.20 in 1996.

Stock option transactions under the Plans were as follows:

                                                     Number of        Exercise
                                                      Options          Price
                                                    --------------------------------
Granted in 1996                                        4,700     $ 17.75 - $ 19.00
                                                    --------------------------------

Outstanding, December 31, 1996                         4,700     $ 17.75 - $ 19.00

Granted in 1997                                        3,200     $ 20.50 - $ 24.125
                                                    --------------------------------

Outstanding, December 31, 1997                         7,900     $ 17.75 - $ 24.125
                                                    ================================

The weighted average remaining contractual life of options outstanding at December 31, 1997 was 9.1 years.

There were 3,567 options exercisable at December 31, 1997 at $17.75 - $19.00 per share. Options available for grant at December 31, 1997 were 27,100.


11
--------------------------------------------------------------------------------
INCOME TAXES

The components of income tax expense were as follows:

                                                   Years Ended December 31,
                                                    1997             1996
                                               ------------------------------
Current                                        $     225,543    $     210,474
Deferred                                             (16,479)          25,179
                                               ------------------------------
                                               $     209,064    $     235,653
                                               ==============================

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996



11
--------------------------------------------------------------------------------
INCOME TAXES (CONTINUED)

Reconciliation of the statutory income tax at a rate of 34% to the income tax expense in the consolidated statements of income is as follows:


                                                                                Years Ended December 31,
                                                                                  1997            1996
                                                                             ------------------------------
     Computed statutory tax expense                                           $  270,615      $  290,156
     Tax exempt interest                                                         (34,376)        (39,850)
     Disallowance of interest expense                                              5,331           4,760
     Life insurance                                                              (13,323)              -
     Other                                                                       (19,183)        (19,413)
                                                                             ------------------------------

                                                                              $  209,064      $  235,653
                                                                             ==============================

Net deferred tax assets consisted of the following components:

                                                                                      December  31,
                                                                                  1997            1996
                                                                             ------------------------------

Deferred tax assets:
     Allowance for loan losses                                                $  154,205      $  135,188
     Deferred loan fees                                                           23,361          26,722
     Deferred compensation                                                         7,692               -
     Unrealized depreciation on securities available for sale                          -           8,542
                                                                             ------------------------------

              Total deferred tax assets                                          185,258         170,452
                                                                             ------------------------------

Deferred tax liabilities:
     Bank premises and equipment                                                 (89,866)        (76,051)
     Mortgage servicing rights                                                   (19,264)        (14,466)
     Unrealized appreciation on securities available for sale                     (9,412)              -
                                                                             ------------------------------

                                                                                (118,542)        (90,517)
                                                                             ------------------------------

              Net deferred tax assets                                         $   66,716      $   79,935
                                                                             ==============================

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31,1997 AND 1996





12
--------------------------------------------------------------------------------
LEASE COMMITMENTS AND TOTAL RENTAL EXPENSE

         The Bank leases the premises for one branch location and a loan center under operating lease agreements expiring in various years through October 2017. Certain lease agreements contain escalation provisions. The Bank also has options to extend the lease agreements for additional lease terms from five to thirty years. The Bank is responsible to pay all real estate taxes, insurance, utilities and maintenance and repairs on the buildings.

         Future minimum lease payments by year and in the aggregate, under noncancellable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 1997:

              1998                                            $     84,860
              1999                                                  85,306
              2000                                                  85,765
              2001                                                  86,238
              2002                                                  72,189
              Thereafter                                         1,199,167
                                                              -------------
                                                              $  1,613,525
                                                              =============

         The total rental expense included in the statements of income for the periods ended December 31, 1997 and 1996 is $ 21,849 and $ -0-respectively.


13
--------------------------------------------------------------------------------
TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

The Bank has had banking transactions in the ordinary course of business with its executive officers and directors and their related interests on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. At December 31, 1997 and 1996, these persons were indebted to the Bank for loans totaling $ 1,420,123 and $ 542,328 respectively. During 1997, $ 1,346,347 of new loans were made and repayments totaled $ 468,552.

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996



14
--------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the Bank's financial instrument commitments is as follows:

                                                December 31,
                                            1997           1996
                                        --------------------------

   Commitments to extend credit         $ 7,475,000    $ 6,002,000
   Outstanding letters of credit            531,000         30,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory and equipment.

Outstanding letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.


15
--------------------------------------------------------------------------------
CONCENTRATION OF CREDIT RISK

The Bank grants commercial, residential and consumer loans to customers primarily located in Berks County, Pennsylvania. The concentrations of credit by type of loan are set forth in Note 4. Although the Bank has a diversified loan portfolio, its debtors' ability to honor their contracts is influenced by the region's economy.

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996



16
--------------------------------------------------------------------------------
FAIR VALUE OF FINANCIAL INSTRUMENTS

Management uses its best judgment in estimating the fair value of the Bank's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Bank could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The following information should not be interpreted as an estimate of the fair value of the entire Bank since a fair value calculation is only provided for a limited portion of the Bank's assets. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Bank's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

     Cash and due from banks and interest bearing deposits in other banks:
        The carrying amounts reported approximate those assets' fair value.

     Securities:
        Fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Loans receivable:
        For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans receivable were estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     Accrued interest receivable and payable:
        The carrying amount of accrued interest receivable and payable approximate their fair values.

     Deposit liabilities:
        The fair values disclosed for demand deposits (e.g., interest-bearing and noninterest-bearing checking, passbook, savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated expected monthly maturities on time deposits.

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31,1997 AND 1996





16
--------------------------------------------------------------------------------
FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     Other borrowed funds:
         The current carrying amounts of other borrowed funds approximate their fair values.

     Long-term debt:
         The current carrying amount of the debt approximates the fair value.

     Off-balance sheet instruments:
         Off-balance sheet instruments of the Bank consist of letters of credit, loan commitments and unfunded lines of credit. Fair values for the Bank's off-balance sheet instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

A summary of the estimated fair values of the Bank's financial instruments are as follows:

                                                                            1997                            1996
                                                              ----------------------------------------------------------------
                                                                  Carrying           Fair          Carrying          Fair
                                                                   Amount            Value          Amount          Value
                                                              ----------------------------------------------------------------
                                                                                       (In Thousands)
Financial assets:
    Cash and due from banks                                        $ 1,701        $ 1,701        $ 1,828        $ 1,828
    Interest-bearing deposits in other banks                         1,773          1,773          1,778          1,778
    Federal funds sold                                                 158            158             --             --
    Securities                                                      10,525         10,523          9,003          8,983
    Loans receivable, net                                           64,364         65,143         52,217         52,503
    Accrued interest receivable                                        381            381            312            312

Financial liabilities:
    Deposits                                                        70,729         70,977         61,136         61,549
    Other borrowed funds                                               472            472            230            230
    Long-term debt                                                   5,000          5,000             --             --
    Accrued interest payable                                           261            261            220            220

     Off-balance sheet financial instruments:
         Commitments to extend credit                                    -              -              -              -
         Standby letters of credit                                       -              -              -              -

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996



17
--------------------------------------------------------------------------------
COMMUNITY INDEPENDENT BANK, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION


Balance Sheets

                                                              December 31,
                                                           1997          1996
                                                       -------------------------
                                                             (In Thousands)


Assets:
     Cash                                               $   257       $   257
     Investment in bank subsidiary                        6,643         6,178
                                                       -------------------------

             Total assets                                 6,900         6,435
                                                       =========================

Stockholders' equity                                    $ 6,900       $ 6,435
                                                       =========================

Statements of Income

                                                              Year Ended
                                                              December 31,
                                                           1997          1996
                                                       -------------------------
                                                             (In Thousands)

Dividends from Bank subsidiary                          $   157       $   127

Equity in net income less dividends of
     Bank subsidiary                                        430           491
                                                       -------------------------

             Net income                                 $   587       $   618
                                                       =========================

COMMUNITY INDEPENDENT BANK, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
BERNVILLE BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996



17
--------------------------------------------------------------------------------
COMMUNITY INDEPENDENT BANK, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION


Statements of Cash Flows

                                                              Year Ended
                                                              December 31,
                                                           1997          1996
                                                       -------------------------
                                                             (In Thousands)


Operating activities:
     Net income                                         $   587       $   618
     Adjustments to reconcile net income to
         cash provided by operating activities:
        Undistributed earnings of subsidiary               (430)         (491)
                                                       -------------------------

             Net cash provided by operating
                activities                                  157           127
                                                       -------------------------

Investing activities:
     Investment in subsidiary                                 -          (998)
                                                       -------------------------

             Net cash used in investing
                activities                                    -          (998)
                                                       -------------------------

Financing activities:
     Cash dividends                                        (157)         (129)
     Proceeds from issuance of common stock, net
      of stock issuance costs                                 -         1,257
                                                       -------------------------

             Net cash provided by financing activities     (157)        1,128
                                                       -------------------------

             Increase in cash                                 -           257


Cash:
     Beginning                                              257             -
                                                       -------------------------

     Ending                                             $   257       $   257
                                                       =========================

                                    PART III
                                    --------


ITEM 1.  INDEX TO EXHIBITS


3.1 Articles of Incorporation of Community Independent Bank, Inc., as amended

3.2      Bylaws of Community Independent Bank, Inc., as amended

4.1      Certificate of Common Stock

10.1     1996 Employee Stock Option Plan

10.2     Director Deferred Compensation Plan

10.3     Stock Option Plan for Non-Employee Directors

10.4     Salary Continuation Plan

21.1     Subsidiaries of the Registrant - Bernville Bank, N.A.

27.1     Financial Data Schedule



         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April 24, 1998



                                 COMMUNITY INDEPENDENT BANK, INC.

                                 By: /s/ Arlan J. Werst
                                    -----------------------
                                        Arlan J. Werst
                                        President and Chief
                                        Executive Officer